Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q2 and H1 2013 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q2 2013	Q2 2012	1	% change		H1 2013	H1 2012	1	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	14 488	14 303		1	3	28 504	28 038		2	4
Divisional operating income	3 159	3 323		-5	0	6 215	6 225		0	4
Corporate income & expense, net	-189	-215		12	12	-349	-381		8	8
Group operating income	2 970	3 108		-4	1	5 866	5 844		0	5
As % of net sales	20.5	21.7				20.6	20.8
Income from associated companies	174	176		-1	-1	285	304		-6	-6
Interest expense	-175	-183		4	5	-350	-347		-1	-1
Other financial income and expense	5	34		-85	-94	12	-7		nm	nm
Taxes	-426	-460		7	2	-843	-850		1	-5
Net income	2 548	2 675		-5	0	4 970	4 944		1	6
EPS (USD)	1.03	1.09		-6	-1	2.01	2.03		-1	5
Free cash flow2	1 785	2 311		-23		3 083	4 367		-29
Core2
Operating income	3 755	3 831		-2	2	7 469	7 438		0	4
As % of net sales	25.9	26.8				26.2	26.5
Net income	3 227	3 298		-2	2	6 475	6 333		2	6
EPS (USD)	1.30	1.35		-4	1	2.62	2.60		1	5
nm = not meaningful

Second quarter

Group net sales
Group net sales increased 1% (+3% cc) to USD 14.5 billion in the second quarter, with all divisions contributing to growth in constant currencies. Currency had a negative impact of 2 percentage points mainly from the weakening yen.

Excluding the impact of patent expiries, underlying sales grew 8% in constant currencies. This performance was fueled by growth products such as Gilenya, Afinitor, Tasigna, Galvus, Xolair, the Q Family3 and Jakavi, which together contributed USD 4.5 billion or 31% of Group net sales, up 13% over the prior-year period. Generics impacted sales by approximately USD 0.8 billion, mainly due to Diovan and Zometa. Sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy in the US.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 189 million. This was lower than the net expense of USD 215 million in the prior-year quarter due to better contributions from the Venture Fund. Adjustments to arrive at core Corporate income and expense amounted to USD 55 million compared to USD 49 million in the prior-year period, principally related to impairments of financial assets and other exceptional charges.

1 Restated as explained on pages 34 and 68.
2 Core results, constant currencies, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 42.
3 The Q Family includes Arcapta Neohaler/Onbrez Breezhaler and Seebri Breezhaler.

Group operating income
In the second quarter, adjustments made to Group operating income to arrive at core operating income amounted to USD 785 million (2012: USD 723 million). These adjustments included the amortization of intangible assets of USD 738 million (2012: USD 711 million) and an exceptional net expense of USD 47 million (2012: USD 12 million).

Exceptional expenses included USD 89 million of impairment charges, principally in Alcon and Corporate, USD 82 million of acquisition-related integration costs in the Alcon Division and USD 50 million of other exceptional expense net. These expenses were partly offset by a net gain of USD 174 million from other exceptional items, principally a divestment gain in the Pharmaceuticals Division.

Excluding these items, Group core operating income was USD 3.8 billion (-2%, 2% cc). Underlying core operating income – excluding the impact of generic competition – grew 18% in constant currencies. Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.9 percentage points to 25.9% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net result of Roche AG, remained stable at USD 174 million compared to USD 176 million in the year-ago period.

Core income from associated companies increased to USD 221 million from USD 204 million in the 2012 period. The increase was primarily due to a higher estimated core income contribution from Roche.

Interest expense and other financial income/expense
Interest expense decreased to USD 175 million in the second quarter of 2013 from USD 183 million in the 2012 quarter. Other financial income and expense amounted to a net income of USD 5 million (2012: net income of USD 34 million).

Taxes
The tax rate (taxes as percentage of pre-tax income) in the second quarter decreased to 14.3% from 14.7% in the same period last year.

The core tax rate (taxes as percentage of pre-tax income) slightly increased to 15.2% from 15.1% in the 2012 period.

Net income and EPS
Group net income decreased 5% (0% cc) to USD 2.5 billion and EPS was down 6% (-1% cc) to USD 1.03.

Group core net income of USD 3.2 billion was 2% (+2% cc) below the previous year. Core EPS declined 4% (+1% cc) to USD 1.30, largely in line with core net income.

First half

Group net sales
Group net sales increased to USD 28.5 billion in the first half, up 2% (+4% cc) over the prior-year period. Currency had a negative impact of 2 percentage points, mainly due to the weakening yen against the US dollar.

Excluding the impact of patent expiries, underlying sales grew 8% in constant currencies. Growth products contributed USD 8.7 billion or 31% of Group net sales, up 14% over the prior-year period. Generics impacted sales by approximately USD 1.3 billion, mainly due to Diovan and Zometa. US sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 349 million in the first half, compared to USD 381 million in the prior-year period, principally due to adjustments of provisions in Corporate and higher cost allocations to the Divisions. Net adjustments of USD 3 million to arrive at core Corporate income and expense included the reversal of provisions and an impairment charge for financial assets.

Group operating income
In the first half of 2013, the adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 1.6 billion (2012: USD 1.6 billion). These adjustments included the amortization of intangible assets (USD 1.5 billion compared to USD 1.4 billion in 2012) and exceptional items (net expense of USD 143 million compared to USD 169 million in 2012).

Exceptional expenses in the first half of 2013 included a USD 79 million increase in legal provisions in the Sandoz Division, USD 53 million of impairment and other charges for the restructuring of the Consumer Health facility at Lincoln, Nebraska, USD 135 million of integration costs in the Alcon Division, other impairment charges of USD 95 million and a net USD 89 million for various other exceptional expenses. These expenses were partly offset by USD 308 million of exceptional gains, principally USD 187 million of exceptional divestment gains in the Pharmaceuticals Division and a USD 75 million release of Corporate provisions. The adjustments in the prior-year period were mainly driven by the USD 149 million restructuring charge related to the US Pharmaceuticals business.

Excluding these items, Group core operating income increased to USD 7.5 billion (0%, +4% cc). Core operating income margin in constant currencies increased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.3 percentage points to 26.2% of net sales. Excluding the impact of generic competition, core operating income grew 17% in constant currencies.

Income from associated companies
Income from associated companies decreased to USD 285 million from USD 304 million in the prior-year period. This decrease was primarily due to an additional expense resulting from adjusting the estimated Novartis share of Roche’s 2012 net income to the actual amount, partially offset by the estimated income contribution from Roche for 2013.

The core income from associated companies increased to USD 452 million from USD 379 million in 2012 due to a higher estimated core income contribution from Roche for 2013.

Interest expense and other financial income/expense
The interest expense increased slightly to USD 350 million in the first half of 2013 from USD 347 million in 2012. Other financial income and expense amounted to a net income of USD 12 million compared to a net expense of USD 7 million in 2012.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased slightly to 14.5% in the first half of 2013 from 14.7% in the year-ago period.

The core tax rate (taxes as a percentage of core pre-tax income) was 15.1% in the first half of 2013, in line with the first half of 2012.

Net income and EPS
Group net income was USD 5.0 billion (+1%, +6% cc) for the first half, with constant currency growth in line with operating income growth as lower income from associated companies was compensated by lower net financial expenses due to hedging gains. EPS was down 1% (+5% cc) to USD 2.01. Core net income of USD 6.5 billion was ahead of the previous year by 2% (+6% cc). Core EPS was USD 2.62 (+1%, +5% cc), largely following the increase in core net income.

Pharmaceuticals
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 121	8 255	-2	1	15 998	16 094	-1	2
Operating income	2 557	2 741	-7	-3	5 096	5 143	-1	3
As % of net sales	31.5	33.2			31.9	32.0
Core operating income	2 472	2 746	-10	-6	5 045	5 335	-5	-2
As % of net sales	30.4	33.3			31.5	33.1

Second quarter

Net sales
Pharmaceuticals net sales reached USD 8.1 billion (-2%, +1% cc) in the second quarter, driven by strong volume growth (+10 percentage points), offset by the impact of generic competition mainly for Diovan and Zometa (USD 0.7 billion, -9 percentage points). Pricing had a negligible impact. Growth products (defined as products launched since 2008 or products with exclusivity until at least 2017 in key markets) generated USD 3.0 billion of net sales, growing 26% in constant currencies over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the Q Family and Jakavi – contributed 37% of division net sales, compared to 30% in the same period last year.

Regionally, Europe (USD 2.7 billion, +4% cc) saw a strong performance from growth products, which offset generic competition (mainly for Diovan and Zometa), as well as negative price effects. US sales (USD 2.6 billion, -5% cc) declined due to generic competition to combination product Diovan HCT and to Zometa, partly offset by the continued strong performance of Gilenya, Afinitor and Tasigna. The US continued to benefit from the delayed entry of a generic form of Diovan monotherapy. Japan’s performance (USD 0.8 billion, +2% cc) improved versus prior year due to continued growth from launch products. Sales in Latin America and Canada (USD 0.8 billion, +8% cc) continued to grow strongly. Emerging Growth Markets (USD 2.0 billion, +8% cc) – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – benefited from particularly strong growth in China.

Oncology (USD 2.8 billion, +5% cc) delivered solid growth despite the entry of a generic form of Glivec in certain markets and loss of exclusivity for Zometa (USD 160 million, -50% cc). Excluding Zometa, Oncology grew 13% (cc), mainly driven by Afinitor (USD 308 million, +77% cc), Tasigna (USD 315 million, +38% cc), Sandostatin (USD 404 million, +12% cc) and Exjade (USD 234 million, +9% cc). The Primary Care franchise performance (USD 1.9 billion, -6% cc) was impacted by the expected sales decline in Diovan (USD 0.9 billion, -22% cc) due to loss of exclusivity in the EU, US and Canada. Excluding Diovan, Primary Care grew +20% (cc), underpinned by the continued strong uptake of Galvus (USD 289 million, +37% cc) and Exforge (USD 377 million, +11% cc). In Specialty Care, the Neuroscience franchise (USD 0.9 billion, +22% cc) saw strong growth from Gilenya (USD 468 million, +66% cc) following successful launches in Europe, the US and other markets. The Ophthalmics franchise (USD 0.6 billion, -5% cc) was impacted as expected by new competition for Lucentis (USD 576 million, -3% cc) in certain markets.

Operating income
Operating income declined 7% (-3% cc) to USD 2.6 billion. Adjustments to arrive at core operating income amounted to USD 85 million, consisting mainly of USD 146 million of exceptional divestment gains (mainly Synacthen®) partly offset by USD 69 million for the amortization of intangible assets. The prior-year adjustments for the same period amounted to USD 5 million.

Core operating income declined 10% (-6% cc) to USD 2.5 billion. Core operating income margin in constant currencies declined 2.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 2.9 percentage points to 30.4% of net sales. Gross margin declined by 0.2 percentage points (cc) due to increased royalties, mainly for Gilenya. R&D expenses as a percentage of net sales increased by 1.7 percentage points (cc) to support incremental investments in key projects in Specialty Care and Oncology. Marketing & Sales and General & Administration expenses remained unchanged in constant currencies as continuing productivity efforts offset additional investments in new product launches. Other Income and Expense, net declined by 0.4 percentage points in constant currencies.

First half

Net sales
Pharmaceuticals delivered net sales of USD 16.0 billion (-1%, +2% cc) in the first half, driven by double-digit volume growth (+10 percentage points), offset by the impact of generic competition (USD 1.2 billion, -8 percentage points). Pricing had a negligible impact.

Europe (USD 5.5 billion, +6% cc) benefited from the continued strong performance of growth products. The US (USD 5.1 billion, -5% cc) was impacted by generic competition to Diovan HCT. Japan’s performance (USD 1.7 billion, 3% cc) improved versus prior year due to new launches. Latin America and Canada (USD 1.5 billion, +3% cc) maintained solid growth rates despite generic entries. Emerging Growth Markets (USD 3.8 billion, +9% cc) were led by double-digit growth from China.

Operating income
Operating income was USD 5.1 billion (-1%, +3% cc) for the first half. Included in operating income was USD 187 million of divestment gains, whereas the first half of 2012 included USD 149 million of restructuring charges related to the US General Medicine business and USD 137 million of provision reductions mainly related to aliskiren inventory.

Core operating income declined 5% (-2% cc) to USD 5.0 billion. Core operating income margin in constant currencies declined by 1.2 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 1.6 percentage points to 31.5% of net sales. Gross margin declined by 0.3 percentage points (cc) due to increased royalties, mainly for Gilenya. R&D expenses as a percentage of net sales increased by 1.4 percentage points (cc) to support key projects. Marketing & Sales and General & Administration expenses improved margin by 0.5 percentage points (cc). Other Income and Expense, net remained unchanged from previous year (cc).

Pharmaceuticals product review

All comments below focus on second quarter movements.

PRIMARY CARE
	Q2 2013	Q2 2012	% change		H1.2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	928	1 266	-27	-22	1 846	2 456	-25	-21
Exforge	377	352	7	11	725	655	11	15
Subtotal Valsartan Group	1 305	1 618	-19	-15	2 571	3 111	-17	-13
Tekturna/Rasilez	86	98	-12	-10	154	227	-32	-31
Subtotal Hypertension	1 391	1 716	-19	-15	2 725	3 338	-18	-15
Galvus	289	224	29	37	556	425	31	38
Xolair	148	127	17	20	289	239	21	24
Arcapta Neohaler/Onbrez Breezhaler	47	33	42	44	90	62	45	46
Seebri Breezhaler	12	0	nm	nm	18	0	nm	nm
Total strategic franchise products	1 887	2 100	-10	-6	3 678	4 064	-9	-5
Established medicines	321	411	-22	-17	663	784	-15	-11
Total	2 208	2 511	-12	-7	4 341	4 848	-10	-6
nm = not meaningful

Diovan Group (USD 928 million, -22% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw worldwide sales decline due to the loss of exclusivity in the EU, US, Canada and other markets. Continued growth was seen in China and select markets in Latin America, Asia Pacific, the Middle East and Africa. In September 2012, Diovan lost exclusivity in the US. With respect to Diovan monotherapy (62% of Diovan Group sales in the US in 2012), no generic competitor has yet been approved by the FDA. Generic competition could come at any time. Diovan HCT, however, is already facing competition from multiple generic competitors in the US.

Exforge Group (USD 377 million, +11% cc), which includes Exforge and Exforge HCT, continued to grow at a solid double-digit rate, fuelled by robust growth in Europe, Asia Pacific and Middle East, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge is now available for patients in more than 100 countries. Exforge HCT, which consists of Exforge with a diuretic in a single pill, is now available in over 60 countries.

Galvus Group (USD 289 million, +37% cc), which includes Galvus (vildagliptin), an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin and metformin, continued to deliver strong growth across markets including Europe, Japan, Latin America and Asia Pacific. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus and Eucreas are currently approved in more than 110 countries.

Xolair (USD 148 million, +20% cc), currently approved in more than 90 countries as a treatment for persistent severe allergic asthma, continued to grow strongly in Europe, Japan, Canada and Latin America. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

Tekturna/Rasilez (USD 86 million, -10% cc) sales declined following label updates in the EU, US and Japan in April 2012. Novartis voluntarily ceased the marketing of Valturna, a single-pill combination containing aliskiren (the active ingredient in Tekturna/Rasilez) and valsartan, in the US as of July 2012.

Arcapta Neohaler/Onbrez Breezhaler (USD 47 million, +44% cc) continued to grow strongly worldwide as a once-daily long-acting beta2-agonist for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease. Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in approximately 100 countries.

ONCOLOGY
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 190	1 194	0	1	2 333	2 324	0	2
Tasigna	315	237	33	38	599	446	34	38
Subtotal Bcr-Abl franchise	1 505	1 431	5	7	2 932	2 770	6	7
Sandostatin	404	370	9	12	772	740	4	6
Afinitor/Votubia	308	175	76	77	611	318	92	94
Exjade	234	219	7	9	437	435	0	2
Zometa	160	336	-52	-50	402	663	-39	-38
Femara	97	115	-16	-10	194	222	-13	-8
Jakavi	33	2	nm	nm	68	4	nm	nm
Other	77	82	-6	-6	155	161	-4	-4
Total	2 818	2 730	3	5	5 571	5 313	5	7
nm = not meaningful

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, reached USD 1.5 billion in sales (+7% cc) in the second quarter, driven by the growth of Tasigna.

Gleevec/Glivec (USD 1.2 billion, +1% cc) grew slightly, despite generic competition in Brazil, Russia, Canada, Turkey and Mexico and increased competition in the Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) indication. In addition to its indication as a targeted therapy for Ph+ CML, Gleevec/Glivec is also indicated as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST) and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST. Following approval by the FDA in January, the EMA approved Gleevec/Glivec in July for pediatric patients with newly-diagnosed Ph+ acute lymphoblastic leukemia in combination with chemotherapy.

Tasigna (USD 315 million, +38% cc) grew rapidly as a more effective, targeted therapy than Gleevec/Glivec for adult patients with Ph+ CML. Tasigna market share continues to rise in markets around the world in both the first-line and second-line settings.

Sandostatin (USD 404 million, +12% cc), a somatostatin analogue used to treat patients with acromegaly, as well as patients with symptoms of carcinoid syndrome associated with neuroendocrine tumors, continued to benefit from the increasing use of Sandostatin LAR in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 34 countries, with additional filings underway. Sandostatin LAR is also approved in 41 countries for the delay of disease progression in patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 308 million, +77% cc), an oral inhibitor of the mTOR pathway, continued its strong growth in the second quarter following additional regulatory approvals and launches in HR+/HER2- advanced breast cancer, subependymal giant cell astrocytoma associated with tuberous sclerosis complex (TSC) and renal angiomyolipoma associated with TSC. Afinitor is also approved for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic neuroendocrine tumors. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 234 million, +9% cc), a once-daily oral therapy for chronic iron overload approved in more than 100 countries, saw sales increase due to strong performance in the US and Europe. Exjade is also approved for use in patients with non-transfusion-dependent thalassemia in 50 countries, with additional regulatory filings underway.

Zometa (USD 160 million, -50% cc), used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated due to the loss of exclusivity and consequential generic competition.

Jakavi (USD 33 million) grew as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. It is approved in the EU, Canada and other countries for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 45 countries, with additional regulatory filings underway. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

SPECIALTY CARE

Neuroscience
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	468	283	65	66	889	530	68	68
Exelon/Exelon Patch	263	258	2	3	529	529	0	1
Comtan/Stalevo	97	137	-29	-26	197	292	-33	-30
Extavia	42	38	11	6	83	75	11	9
Other (including Fanapt)	17	19	-11	-4	36	35	3	4
Total strategic franchise products	887	735	21	22	1 734	1 461	19	20
Established medicines	108	126	-14	-11	220	247	-11	-7
Total	995	861	16	17	1 954	1 708	14	16

Gilenya (USD 468 million, +66% cc) continued to show rapid growth as the first once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients, supported by recent analyses of Phase III data showing that it significantly and consistently reduces the rate of brain volume loss versus a comparator. Gilenya is now approved in 75 countries, and it is estimated that it has been used to treat more than 71,000 patients in clinical trials and the post-marketing setting. Total patient exposure is now more than 87,000 patient years. With the approval of new oral treatments in the US and their anticipated approvals in Europe, we expect the size of the oral market to continue to increase throughout 2013.

Exelon/Exelon Patch (USD 263 million, +3% cc) combined sales grew in the second quarter. Exelon Patch, the transdermal form of the medicine, grew 13% (cc) and generated 93% of total Exelon sales in the quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 85 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. In the US, the launch of a high-dose patch in mild to moderate AD contributed to increased growth. In Europe, Exelon Patch, launched in Germany, UK, Netherlands, Sweden, and Finland, is beginning to face competition from generic rivastigmine patches 5 cm2 and 10 cm2.

Ophthalmics
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	576	604	-5	-3	1 172	1 171	0	1
Other	16	26	-38	-33	33	48	-31	-27
Total	592	630	-6	-5	1 205	1 219	-1	0

Lucentis (USD 576 million, -3% cc) continued to see strong double-digit volume growth in the second quarter, driven by launches in new indications with high unmet need (specifically, visual impairment due to diabetic macular edema and visual impairment due to macular edema secondary to retinal vein occlusion). Pricing had a negative impact on sales in the quarter, mainly due to one-time reductions required to secure reimbursement for new indications. Together with competitive pressure in certain markets, particularly Japan and Australia, this resulted in slightly lower sales than in the previous-year quarter. In addition to the two indications mentioned above, Lucentis is also licensed for wet age-related macular degeneration and – following EU approval in July – visual impairment due to choroidal neovascularization secondary to pathologic myopia. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	194	209	-7	-2	376	407	-8	-3
Myfortic	170	134	27	31	319	267	19	23
Zortress/Certican	62	52	19	22	120	98	22	25
Ilaris	27	20	35	44	51	35	46	48
Other	107	99	8	9	209	197	6	7
Total strategic franchise products	560	514	9	13	1 075	1 004	7	10
Everolimus stent drug	81	81	0	0	161	167	-4	-3
Established medicines	226	294	-23	-23	466	579	-20	-19
Total	867	889	-2	0	1 702	1 750	-3	-1

Zortress/Certican (USD 62 million, +22% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate strong growth. It is also approved for liver transplant patients in the EU, US and other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 27 million, +44% cc) continued to grow strongly as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome (CAPS), for which it is approved in more than 60 countries.

Critical Care
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
TOBI	107	76	41	39	190	152	25	25
Total	107	76	41	39	190	152	25	25

TOBI (USD 107 million, +39% cc) sales, including both TOBI nebulizer solution and TOBI Podhaler dry powder formulations of the antibiotic tobramycin for the management of cystic fibrosis patients with Pseudomonas aeruginosa bacteria in the lungs, showed solid growth in the second quarter. TOBI Podhaler contributed 26% of total sales.

Alcon
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 736	2 648	3	6	5 302	5 189	2	4
Operating income	397	419	-5	5	809	782	3	14
As % of net sales	14.5	15.8			15.3	15.1
Core operating income	1 025	974	5	10	1 969	1 876	5	9
As % of net sales	37.5	36.8			37.1	36.2

Second quarter

Net sales
Alcon achieved net sales of USD 2.7 billion (+3%, +6% cc) in the second quarter, led by strong growth in the Surgical franchise.

Performance in the Surgical franchise (+5%, +8% cc) was driven by the Cataract segment, which experienced a slight procedural market rebound and market share gains in major markets such as the US, EU and Japan. Vision Care (+2%, +4% cc) grew as a result of solid sales in contact lenses, offset by soft growth in contact lens care. Ophthalmic Pharmaceuticals (+2%, +4% cc) was impacted negatively by generic prostaglandin competition and positively by the timing of the otic season in the US.

Regionally, sales growth was led by a strong performance across all franchises in Asia (+16%, +16% cc), and by a strong ocular allergy season and intraocular lens (IOL) market share gains in Japan (-10%, +11% cc). Latin America sales (+1%, +7% cc) grew due to strong Acrysof IOL performance. Sales growth was modest in Europe, the Middle East and Africa (+3%, +2% cc) and in North America (+3%, +3% cc). Emerging markets continued to show strong performance (+8, +10% cc) driven by the Cataract segment and Ophthalmic Pharmaceuticals.

Operating income
Operating income was USD 397 million (-5%, +5% cc), impacted by restructuring costs and the impairment of intangible assets. Adjustments to arrive at core operating income amounted to USD 628 million, which included USD 494 million for the amortization of intangible assets, USD 37 million for the impairment of intangible assets, USD 82 million for restructuring and integration costs, and USD 15 million for other net costs.

Alcon increased core operating income to USD 1.0 billion (+5%, +10% cc), delivering another quarter of core operating leverage. Core operating income margin in constant currencies expanded by 1.4 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net increase of 0.7 percentage points to 37.5% of net sales.

Gross margin decreased 1.1 percentage points to 74.0% of net sales impacted by product mix. Marketing & Sales expenses improved by 1.1 percentage points (cc) driven by productivity gains. General & Administration expenses decreased 0.2 percentage points (cc) as a result of decreased legal fees. R&D expenses decreased 1.1 percentage points (cc) from the 2012 period, driven by the phasing of pharmaceutical clinical programs.

First half

Net sales
Alcon net sales were up 2% (+4% cc) to USD 5.3 billion in the first half. Surgical franchise sales grew 2% (+5% cc), impacted by slower cataract procedure market growth in the first quarter. Vision Care (+2%, +3% cc) benefited from solid sales in contact lenses, balanced by soft growth in contact lens care. Ophthalmic Pharmaceuticals (+2%, +4% cc) was impacted negatively by generic prostaglandin competition.

Operating income
Operating income of USD 809 million (+3%, +14% cc) was driven by sales growth and productivity gains, partially offset by restructuring costs and the impairment of intangible assets. Adjustments to arrive at core operating income amounted to USD 1.2 billion, consisting of USD 974 million for the amortization of intangible assets, USD 37 million for the impairment of intangible assets, USD 135 million of restructuring and integration costs and USD 26 million of other net costs, offset by an exceptional gain due to a reduction of a contingent consideration obligation related to a recent acquisition of USD 12 million.

Alcon increased core operating income to USD 2.0 billion (+5%, +9% cc), delivering strong operating leverage in the first half. Core operating income margin in constant currencies increased by 1.7 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net increase of 0.9 percentage points to 37.1% of net sales.

Alcon product review

All comments below focus on second quarter movements.

Surgical
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	788	757	4	7	1 498	1 470	2	4
IOLs - Cataract	346	335	3	7	661	654	1	4
Vitreoretinal products	148	140	6	11	285	281	1	5
Refractive/Other	73	60	22	22	138	124	11	13
Total	1 009	957	5	8	1 921	1 875	2	5

Global Surgical sales in the second quarter grew to USD 1.0 billion (+5%, +8% cc), driven by growth in cataract products and increased usage of disposables for the LenSx and Constellation platforms. Following a soft first quarter, cataract products sales grew as a result of accelerated procedural market growth and market share gains. Sales of IOLs (+3%, +7% cc) and advanced technology IOLs (+8%, +11% cc) grew ahead of the market.

Ophthalmic Pharmaceuticals
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	320	335	-4	-2	629	641	-2	1
Allergy/Otic/Nasal	270	243	11	13	560	507	10	14
Infection/Inflammation	264	267	-1	-1	509	517	-2	-1
Dry Eye/Other	230	216	6	8	437	425	3	4
Total	1 084	1 061	2	4	2 135	2 090	2	4

Global sales of Ophthalmic Pharmaceuticals products totaled USD 1.1 billion (+2%, +4% cc) in the second quarter. Despite a positive response to the US launch of Simbrinza, US generic prostaglandin competition impacted Glaucoma performance. Non-US markets (-2%, +2% cc) showed growth in DuoTrav and Azarga offset by softness in Azopt.

Allergy/Otic/Nasal sales were impacted by the timing of otic distributor buying and a strong Japan allergy season, offset by a weaker, later US allergy season. In the Infection/Inflammation segment, continued growth in the Nevanac franchise was offset by a temporary shipping delay in the US for Durezol. Dry Eye continued to show strong global growth in the Systane product family (+31%, +32% cc) with continued underlying demand and the timing of distributor buying.

The launch of Jetrea, a first in class treatment for vitreomacular traction and macular hole, continued to progress according to plan with the May submission of the AMNOG early benefit assessment in Germany and the June provisional recommendation by the UK’s National Institute for Health and Care Excellence (NICE) for reimbursement within the National Health Service. Along with the UK and Germany, Jetrea is now available in Sweden, Denmark, Finland and Norway.

Vision Care
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	462	446	4	5	901	870	4	5
Contact lens care	181	184	-2	1	345	354	-3	-1
Total	643	630	2	4	1 246	1 224	2	3

Vision Care global product sales were USD 643 million (+2%, +4% cc). Contact lens performance was driven by continued strong growth of Air Optix (+7%, +10% cc) globally. Regionally, the Dailies brand continued to grow in Europe and the US, driven by the market response to the Dailies Total1 offering, which launched in the second quarter in North America. Sales of contact lens solutions (-2%, +1% cc) were mixed, with growth in OptiFree and ClearCare products offset by declines in chemical disinfectant tail brands.

Sandoz
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 216	2 147	3	3	4 475	4 271	5	5
Operating income	259	259	0	2	510	557	-8	-7
As % of net sales	11.7	12.1			11.4	13.0
Core operating income	360	349	3	4	791	731	8	9
As % of net sales	16.2	16.3			17.7	17.1

Second quarter

Net sales
Sandoz net sales increased by 3% (+3% cc) to USD 2.2 billion in the second quarter. Volume grew 15 percentage points (including 6 percentage points contributed by Fougera), and price erosion was 12 percentage points, reflecting significantly higher prior-year pricing for enoxaparin. Retail generics and biosimilars sales in Western Europe (excluding Germany) and emerging markets showed strong double-digit growth, while the US and Germany were flat.

US retail generics and biosimilars sales (USD 628 million) were in line with the previous year as enoxaparin sales decreased by USD 99 million to USD 57 million, offset by increased sales from the Fougera acquisition. Western Europe retail generics and biosimilars grew strongly (+14% cc), driven by double-digit growth in France and the UK. German sales of retail generics and biosimilars (USD 284 million) were flat and in line with the market. Japan grew 10% (cc). Emerging markets grew strongly, led by Central & Eastern Europe (+10% cc), Asia (+10% cc), Latin America (+24% cc), and the Middle East and Africa (+11% cc).

Sandoz continued to strengthen its leading position globally in biosimilars (USD 101 million, +19% cc), achieving its first quarter ever of over USD 100 million in sales. Strong double-digit sales growth was driven by momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment. Zarzio became the first biosimilar to surpass both its reference product (Neupogen®) and market leader (Granocyte®) in sales volume in Europe and is now the most prescribed daily G-CSF product in Europe and the number one biosimilar daily G-CSF globally.

Operating income
Operating income was in line with prior year at USD 259 million (0%, +2% cc). Operating income margin in constant currencies decreased by 0.2 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 0.4 percentage points to 11.7% of net sales. Adjustments to arrive at core operating income amounted to a net expense of USD 101 million, mainly due to the amortization of intangible assets.

Core operating income increased by 3% (+4% cc) to USD 360 million. Core operating income margin in constant currencies increased by 0.1 percentage points, benefitting from the addition of the Fougera business and strong sales performance in several high-margin markets, partly offset by high enoxaparin-driven price erosion. Currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 0.1 percentage points to a core operating income margin of 16.2% of net sales. Gross margin including Fougera was unchanged (cc) in the quarter, as favorable sales mix was offset by price erosion. Marketing & Sales expenses increased by 0.5 percentage points (cc), driven by investments into strongly growing businesses in emerging markets and the presence of Fougera costs. R&D expenses decreased by 0.1 percentage points (cc), as overall investments grew slower than sales despite the continued ramp-up of investments into biosimilars and respiratory pipeline products. General & Administration expenses increased by 0.3 percentage points (cc), reflecting the impact of the Fougera integration. Other Income and Expense, net decreased by 0.8 percentage points (cc) due to lower net costs of litigation and legal settlements.

First half

Net sales
Net sales increased by 5% (+5% cc) to USD 4.5 billion driven by double-digit retail generics and biosimilars sales increases in Western Europe (excluding Germany) (+13%), Central & Eastern Europe (+13%), Latin America (+15%), and the Middle East and Africa (+17%); in Asia-Pacific sales grew 9%. Germany retail generics and biosimilars sales grew 2% in a flat market. US retail generics and biosimilars sales also showed 2% growth in a flat market, as the acquisition of Fougera compensated for the sharp decline in enoxaparin sales (from USD 332 million in the first half of 2012 to USD 104 million in the 2013 period). Biosimilars grew 21% in constant currencies to reach USD 195 million globally in the first half of 2013.

Volume increased 17 percentage points, including 6 percentage points contributed by Fougera. Price erosion was 12 percentage points in the first half, driven primarily by higher prior-year pricing for enoxaparin.

Operating income
Operating income decreased by 8% (-7% cc) to USD 510 million. Operating income margin in constant currencies decreased by 1.5 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net decrease of 1.6 percentage points to 11.4% of net sales, due to USD 79 million of provisions for legal matters recorded in the first quarter. Adjustments to arrive at core operating income amounted to a net expense of USD 281 million, mainly due to USD 202 million for the amortization of intangible assets and USD 79 million of legal provisions mentioned above.

Core operating income grew by 8% (+9% cc) to USD 791 million. Core operating income margin in constant currencies increased by 0.7 percentage points, benefitting from the addition of the Fougera business which offset the sharp decline in US enoxaparin sales, as well as a strong sales performance in several high-margin markets. Currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.6 percentage points to a core operating income margin of 17.7% of net sales. Gross margin increased by 1.3 percentage points (cc), reflecting a favorable sales mix together with productivity improvements, partly offset by price erosion. Marketing & Sales expenses increased by 0.6 percentage points (cc), driven by investments into strongly growing businesses in emerging markets and the presence of Fougera costs. R&D expenses decreased by 0.2 percentage points (cc), as overall investments grew slower than sales in the first half despite the continued ramp-up of investments into biosimilars and respiratory pipeline products. General & Administration expenses increased by 0.2 percentage points (cc), reflecting the impact of the Fougera integration. Other Income and Expense, net was unchanged compared to 2012.

Vaccines and Diagnostics
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	411	349	18	18	738	648	14	14
Operating loss	-83	-96	14	14	-240	-269	11	11
As % of net sales	-20.2	-27.5			-32.5	-41.5
Core operating loss	-20	-90	78	78	-118	-208	43	44
As % of net sales	-4.9	-25.8			-16.0	-32.1

Second quarter

Net sales
Net sales grew 18% (+18% cc) to USD 411 million for the second quarter compared to USD 349 million in the prior-year period. Sales growth was driven by strong demand across our product portfolio, especially for seasonal influenza vaccines and bulk pediatric shipments.

Operating loss
Reported operating loss was USD 83 million for the second quarter compared to a loss of USD 96 million for the same period in 2012.

Adjustments to arrive at core operating loss amounted to USD 63 million, which included USD 57 million for the amortization of intangible assets, compared to adjustments of USD 6 million in the prior-year period, which benefited from an exceptional licensing settlement of USD 56 million.

Core operating loss for the second quarter was USD 20 million compared to a loss of USD 90 million for the same period in 2012. The improvement in core operating loss was driven by higher sales.

First half

Net sales
Net sales were up 14% (+14% cc) to USD 738 million for first half compared to USD 648 million for the same period in 2012. The strong US late flu season and bulk pediatric shipments supported double-digit sales growth for the division.

Operating loss
Reported operating loss was USD 240 million for first half compared to a loss of USD 269 million in 2012.

Adjustments to arrive at core operating loss amounted to USD 122 million, including USD 114 million for the amortization of intangible assets, compared to adjustments of USD 61 million in the same period in 2012, which benefited from the exceptional licensing settlement of USD 56 million mentioned above.

Core operating loss for the period was USD 118 million compared to a loss of USD 208 million for the 2012 period. The improvement in core operating loss was driven by higher sales and strong functional cost control.

Consumer Health
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 004	904	11	12	1 991	1 836	8	10
Operating income	29	0	nm	nm	40	12	233	216
As % of net sales	2.9	0.0			2.0	0.7
Core operating income	52	18	189	186	128	59	117	118
As % of net sales	5.2	2.0			6.4	3.2

Second quarter

Net sales
Consumer Health sales increased 11% (+12% cc) in the second quarter as both the OTC and Animal Health businesses delivered double-digit growth versus the same period last year driven by strong base business performance and product re-launches. OTC continued to engage third-party manufacturers as part of its global supply chain strategy and resumed shipping Benefiber to retailers in June. Shipments of Theraflu in North America will resume later in the year. In April, Animal Health resumed shipments of Sentinel in the US from the Lincoln, Nebraska manufacturing plant.

OTC’s double-digit sales growth in the second quarter was driven by recent re-launches of key OTC brands Excedrin, Lamisil, Triaminic and Benefiber in the US and the continued growth of three of OTC’s largest brands Voltaren, Otrivin and Theraflu globally. Also contributing to OTC’s strong sales performance in the second quarter was broad-based double-digit growth in the emerging markets China, Russia, Ukraine, Brazil and Poland. Voltaren, the second largest and fastest-growing analgesic brand globally, delivered double-digit sales growth in the second quarter. The extra strength and extended relief (12 hours) formulation is now available in 11 countries in Europe. Theraflu and Otrivin, the world’s best-selling, non-prescription nasal decongestant spray, also contributed double-digit sales increases in the quarter driven by Russia and Poland. In May, Otrivin was successfully launched in China, establishing another key brand in the second largest global OTC market. Excedrin continued to regain momentum in the US and gained market share in Poland where it was introduced in the fourth quarter of 2012 as part of OTC’s plan to expand the brand globally.

Animal Health delivered double-digit growth compared to the second quarter of 2012, well ahead of the market. In April, Sentinel, a companion animal parasiticide product, resumed shipments in North America from the Lincoln facility, and the brand is now strongly regaining market share. In Europe, the business delivered mid-single digit growth, led by Germany, Iberia and Italy. Milbemax retained its position as the number one de-wormer for cats and dogs in that region, with high double-digit sales growth. Denagard, an anti-infective for pigs and poultry, continued to drive growth across several markets with particularly strong results in the US and Vietnam. Emerging Growth Markets delivered double-digit growth, led by Brazil, Russia, India, Thailand and Vietnam.

Operating income
Consumer Health second quarter operating income increased to USD 29 million from a base of zero in the prior-year period. Gross margin from incremental sales and lower remediation costs was partially offset by commercial investment behind the product re-launches and the support of key brands. Operating income margin increased by 2.9 percentage points, including a favorable currency impact of 0.1 percentage points, to 2.9% of net sales.

During the second quarter, the first phase of a restructuring and simplification plan for the Lincoln plant was completed as planned with the reduction of 113 positions.

Adjustments to arrive at core operating income amounted to USD 23 million, mainly from the amortization and impairment of intangible assets.

Core operating income increased 189% (+186% cc) to USD 52 million. Core operating income margin in constant currencies increased 3.1 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 3.2 percentage points to 5.2% of net sales. Lower quality remediation costs at Lincoln and higher revenues generated a gross margin increase of 3.2 percentage points (cc). Marketing & Sales expenses increased by 0.2 percentage points (cc) behind investments to support the re-launch of products as well as drive growth of key brands and emerging markets. R&D expenses decreased by 0.7 percentage points and General & Administration expenses increased by 0.6 percentage points (cc).

First half

Net sales
Consumer Health returned to growth in the first half as sales increased 8% (+10% cc) to USD 2.0 billion.

OTC sales grew double-digit over the first half of 2012 mainly due to recent re-launches of Excedrin, Lamisil, Benefiber and Triaminic, as well as increased sales of Voltaren, Otrivin and Theraflu. Double-digit sales growth continued in emerging markets, particularly Russia, China and Poland. Voltaren delivered double-digit sales growth in the first half supported by continued success of the extra strength and extended relief (12 hours) formulation. Theraflu and Otrivin also had double-digit sales increases in the first half of the year, benefiting from a strong cough cold season in Russia and Poland. Excedrin continued to regain momentum following US re-launches in the fourth quarter of 2012 and the first quarter of this year.

Animal Health delivered mid-single digit growth compared to the first half of 2012. In April, Animal Health resumed sales of companion animal parasiticides in the US with the re-launch of the Sentinel brand, which has rapidly gained significant distribution and market share. In Europe, the business also delivered mid-single digit growth, led by Milbemax performance in Germany, France and the UK. Emerging Growth Markets continued to deliver double-digit growth, led by Brazil, Russia, India, Thailand and Vietnam.

Operating income
Consumer Health reported first half operating income of USD 40 million versus prior-year income of USD 12 million. Operating income margin increased by 1.3 percentage points to 2.0% of sales with no currency impact.

Adjustments to arrive at core operating income amounted to USD 88 million, driven by USD 53 million of impairment and other charges and provisions for the restructuring of the Consumer Health facility at Lincoln, Nebraska and USD 35 million for the amortization and impairment of intangible assets.

Core operating income increased 117% (+118% cc) to USD 128 million and core operating income margin increased 3.2 percentage points to 6.4% of net sales with no currency impact.

Lower costs to upgrade quality at the Lincoln manufacturing facility and higher revenues generated a gross margin increase of 2.8 percentage points (cc). Marketing & Sales expenses increased by 0.4 percentage points (cc) behind investments to support the re-launch of products as well as investments in key brands and emerging markets. R&D expenses decreased by 0.3 percentage points (cc) and General & Administration expenses increased by 0.6 percentage points (cc). Other Income and Expenses, net improved margin by 1.1 percentage points (cc), largely due to income for the divestment of tail brands in OTC earlier in the year.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Second quarter
Cash flow from operating activities in the second quarter of 2013 amounted to USD 2.5 billion compared to USD 3.0 billion in the prior-year period. The reduction compared to the prior year was mainly due to higher working capital requirements, partly compensated by lower tax payments.

The cash outflow for investing activities of USD 0.6 billion was approximately on last year’s level and mainly on account of investments in property, plant and equipment.

The cash flow used in financing activities amounted to USD 2.5 billion in the second quarter of 2013, mainly due to the repayment of a USD 2.0 billion bond and treasury share transactions amounting to USD 0.7 billion to mitigate the impact of the exercise of options related to our employee participation programs.

In the prior-year quarter, the cash flow used in financing activities amounted to USD 1.7 billion due to net repayments of long- and short-term loans of USD 1.5 billion and treasury share transactions amounting to USD 0.3 billion.

Free cash flow was USD 1.8 billion for the second quarter compared to USD 2.3 billion in 2012, mainly due to increased trade receivables from the timing of collections in Spain and the US, as well as higher capital investments.

First half
Cash flow from operating activities in the first half of 2013 amounted to USD 4.3 billion compared to USD 5.5 billion in the prior-year period due to higher working capital requirements.

The cash flow from investing activities was approximately neutral as investments in property, plant and equipment of USD 1.2 billion and the purchase of other non-current assets for USD 0.3 billion were offset by the proceeds from the sale of marketable securities of USD 1.4 billion and intangible assets of USD 0.3 billion. In the prior-year period, investing activities resulted in a cash outflow of USD 1.2 billion, mainly on account of investments in property, plant and equipment of USD 1.0 billion.

The cash flow used in financing activities, which includes the dividend payment of USD 6.1 billion, amounted to USD 5.9 billion in the first half of 2013, compared to USD 3.4 billion in the prior-year period. The difference was mainly on account of financial debts which led to a net cash outflow of USD 0.2 billion in the current period and a net cash inflow of USD 2.7 billion in the 2012 period, offset by a net USD 0.5 billion of proceeds from treasury share movements during the first half of 2013.

Free cash flow of USD 3.1 billion was below the previous year, mainly due to increased trade receivables from the timing of collections in Spain and the US, higher capital investments and an increase in inventory as safety stock.

Balance sheet

Assets
Total non-current assets amounted to USD 94.2 billion at June 30, 2013 compared to USD 96.2 billion at December 31, 2012. Appreciation of the US dollar versus other key currencies contributed USD 1.0 billion to this reduction. The additional reduction of USD 1.0 billion is mainly due to the amortization of intangible assets.

Total current assets of USD 26.8 billion at June 30, 2013 reduced by USD 1.2 billion compared to the prior-year end as the reduction in cash, short-term deposits and marketable securities of USD 2.9 billion was partially compensated by increases in trade receivables of USD 0.7 billion, inventories of USD 0.5 billion and other current assets of USD 0.5 billion.

Financial debt
Total short-term and long-term financial debt including derivatives amounted to USD 18.9 billion at June 30, 2013 compared to USD 19.7 billion at December 31, 2012. Long-term debt decreased to USD 11.6 billion from USD 13.8 billion at the end of 2012 mainly as a result of a reclassification of a USD 2.0 billion bond, which matures within 12 months, to short-term borrowings. Short-term borrowings increased to USD 7.3 billion at June 30, 2013 from USD 5.9 billion at the prior-year end.

Liabilities
Other non-current liabilities amounted to USD 15.4 billion at June 30, 2013 compared to USD 17.1 billion at December 31, 2012. Trade payables of USD 5.0 billion and other current liabilities of USD 12.1 billion at June 30, 2013 reduced by USD 0.6 billion and USD 0.4 billion, respectively compared to the end of 2012.

Group equity
The Group’s total equity increased slightly to USD 69.6 billion as of June 30, 2013, compared to an equity of USD 69.3 billion at the end of 2012. This increase was driven by the net income of USD 5.0 billion, actuarial gains on defined benefit pension plans of USD 1.0 billion and net proceeds from the sale of treasury shares of USD 0.5 billion, partly offset by the dividend payment of USD 6.1 billion.

Net debt and debt/equity ratio
The Group’s debt/equity ratio marginally improved to 0.27:1 at June 30, 2013 compared to 0.28:1 at December 31, 2012. The Group’s liquidity amounted to USD 5.3 billion at the end of the first half of 2013, compared to USD 8.1 billion at the end of 2012, and net debt increased by USD 2.0 billion to USD 13.6 billion in the same period.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 141 in Pharmaceuticals.

Key developments in the second quarter of 2013 include:

New approvals and positive opinions

•
In July, the EMA approved Lucentis (ranibizumab) as a treatment for visual impairment due to choroidal neovascularization secondary to pathologic myopia, following a positive CHMP opinion in the second quarter. This is the fourth major ocular indication for Lucentis in the EU.

•
The FDA approved Ilaris (canakinumab) for the treatment of active systemic juvenile idiopathic arthritis (SJIA) in patients aged two years and older. Ilaris is the first interleukin-1 beta (IL-1 beta) inhibitor approved for SJIA and the only treatment approved specifically for SJIA that is given as a once-monthly subcutaneous injection. SJIA is a rare and disabling form of childhood arthritis characterized by spiking fever, rash and arthritis.

•
The FDA expanded the approved indication for Exelon Patch, which was already approved for the treatment of mild to moderate dementia of the Alzheimer's type and mild to moderate dementia associated with Parkinson's disease, to include the treatment of patients with severe Alzheimer’s disease.

•
Following approval by the FDA in January, the EMA approved Gleevec/Glivec (imatinib) in July for pediatric patients with newly-diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy. ALL is the most common type of cancer in children, with approximately 5,000 children in Europe diagnosed each year.

•
The FDA also approved Alcon’s Simbrinza Suspension (Brinzolamide 1.0%/Brimonidine 0.2%) for the reduction of elevated intraocular pressure in patients with primary open-angle glaucoma or ocular hypertension.

•	Alcon received marketing authorization for Ilevro (nepafenac 0.3 ophthalmic suspension) in Europe as a once-a-day treatment for ocular pain and inflammation associated with cataract surgery.

•
Alcon received approval to market AcrySof IQ ReSTOR 2.5D in Brazil. This new offering will provide Brazilian cataract patients desiring presbyopic correction with a choice to address lifestyle preferences with activities requiring excellent intermediate vision in addition to excellent distance vision.

Regulatory submissions and filings

•
RLX030 (serelaxin) received Breakthrough Therapy designation from the FDA based on results from the Phase III RELAX-AHF study, which showed a substantial improvement over currently available therapies for acute heart failure (AHF), a life-threatening illness. In the second quarter, Novartis completed regulatory submissions for serelaxin in AHF in the US, Singapore, Indonesia, Chile, Argentina, Australia and Taiwan.

•	Eucreas (vidagliptin, metformin) high strength was submitted in China for use in diabetes patients requiring combination therapy.

•	Alcon submitted an application for approval of Simbrinza Suspension in Europe.

Results from ongoing trials

•
Top-line results from the head-to-head Phase III FIXTURE trial of more than 1,300 moderate-to-severe plaque psoriasis patients demonstrated the superiority of AIN457 (secukinumab) to Enbrel® (etanercept) in clearing skin. AIN457 met all primary and secondary endpoints in the trial, expected to support regulatory submissions in the second half of 2013.

•
Results from the Phase III GLACIAL study showed that omalizumab, marketed as Xolair in more than 90 countries for the treatment of severe allergic asthma, was effective, safe and well tolerated in refractory chronic spontaneous urticaria (CSU) patients, including those on antihistamines at up to four times the approved dose. CSU, also known as chronic idiopathic urticaria (CIU) in the US, is a chronic and debilitating form of hives. GLACIAL, which is the second of three omalizumab pivotal Phase III studies in CSU, met all key efficacy endpoints. Regulatory submissions are on track for the second half of 2013.

•
The Phase III BOLERO-3 trial evaluating Afinitor (everolimus) tablets met the primary endpoint and results were presented at the American Society of Clinical Oncology (ASCO) annual meeting. The study examined heavily pretreated women with human epidermal growth factor receptor-2 positive (HER2 positive) advanced breast cancer who received prior taxane therapy and whose disease is resistant to prior trastuzumab (Herceptin®) treatment. The study showed that the addition of everolimus to trastuzumab and vinorelbine significantly extended progression-free survival and resulted in a reduction in the risk of disease progression by 22% (HR=0.78; 95% CI: 0.65 to 0.95; p<0.01).

•
Data presented at the European Hematology Association (EHA) annual meeting showed that Jakavi (ruxolitinib) improved overall survival and sustained reductions in spleen size compared to conventional therapy. In this three-year follow-up analysis of the Phase III COMFORT-II study, a 52% reduction in risk of death was observed in the Jakavi arm compared with conventional therapy (HR=0.48; 95% CI: 0.28 to 0.85; p=0.009).

•
Data on investigational compound LDK378 presented at ASCO, showed an overall response rate of 60% in patients with anaplastic lymphoma kinase positive (ALK+) metastatic non-small cell lung cancer (NSCLC) taking LDK378 (750 mg/day), which includes patients who had progressed during or after crizotinib therapy (overall response rate of 59%) and those who were crizotinib-naïve (overall response rate of 62%). In addition to the 78 patients treated at 750 mg/day, an additional 36 patients were treated with LDK378 at 400-750 mg/day.

•
The IGNITE clinical trial program continued to demonstrate strength of the investigational Novartis COPD portfolio. Data from the 26-week Phase III SHINE study were published in the European Respiratory Journal. The results showed that investigational once-daily (QD) dual bronchodilator QVA149 (indacaterol maleate 110 mcg/glycopyrronium 50 mcg) provided statistically significant improvements in lung function (as measured by trough FEV1) compared to both indacaterol maleate 150 mcg and glycopyrronium 50 mcg (primary endpoint), placebo and open-label (OL) tiotropium 18 mcg (secondary endpoint) following 26 weeks of treatment. These findings were obtained irrespective of age, gender, COPD severity, smoking status, and baseline inhaled corticosteroid use. In addition, data from the Phase III SPARK study were presented at the American Thoracic Society International Conference. The results showed that QVA149 reduced the overall rate of exacerbations, improved lung function and health-related quality of life compared to QD glycopyrronium 50 mcg and QD open-label tiotropium 18 mcg in patients with severe and very severe COPD. The rate of moderate or severe exacerbations was numerically lower (p=0.096) in patients on QVA149 compared to OL tiotropium 18 mcg.

•
New analyses from the Phase III TRANSFORMS study of Gilenya (fingolimod) presented at the European Neurological Society (ENS) annual meeting demonstrated a treatment effect on all four key measures of disease activity in multiple sclerosis (MS), including brain volume loss, lesion activity, relapse rates and disability progression. Improvements were seen in patients who switched from standard interferon (interferon beta-1a) treatment to Gilenya within 12 months of the switch and up to the end of the 4.5 year extension study, with almost 50% more patients being free of MS disease activity in this period and annualized relapse rates reduced by more than 50% after one year for patients who switched.

•
New data presented at the Association for Research in Vision and Ophthalmology (ARVO) annual meeting showed a 59% reduction of legal blindness attributable to wet AMD since the introduction of Lucentis with 9.7 injections spread over 5 years. Also at ARVO, the largest comprehensive evaluation of Lucentis safety data to date, covering 22 studies and 10,300 patients, reported a safety profile consistent with that from individual randomized, controlled clinical trials.

•
First results from the Phase III study SOM230C2402 showed that a statistically significant greater proportion of acromegaly patients treated with pasireotide LAR saw a reduction of mean GH levels to < 2.5 µg/L and normalization of sex- and age-adjusted IGF-1 at 24 weeks versus continued treatment with octreotide or lanreotide, meeting the primary objective of the study. C2402 is a multicenter, randomized study of double-blind pasireotide LAR 40 mg and pasireotide LAR 60 mg versus open-label octreotide LAR 30 mg or lanreotide ATG 120 mg, in patients with inadequately controlled acromegaly. Full results of the study will be submitted for presentation at an upcoming congress. Novartis plans to include these results in regulatory submissions for pasireotide LAR in acromegaly and has initiated discussions with health authorities worldwide.

•
Results of the Phase III trial evaluating the investigational therapy TKI258 showed the drug did not meet its primary endpoint of progression-free survival compared to sorafenib in patients with metastatic renal cell carcinoma (mRCC) after failure with prior therapies. The TKI258 program continues with ongoing solid tumor studies.

•
Sandoz initiated a major Phase III clinical trial with its biosimilar version of etanercept (biosimilar Enbrel®) in patients with moderate to severe chronic plaque-type psoriasis, underlining its global leadership in biosimilars.

Q2 2013 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Glivec/Gleevec	Imatinib	Pediatric Ph+ acute lymphoblastic leukemia	US – January EU - July
Lucentis	Ranibizumab	Visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV)	EU – July
Ilaris	Canakinumab	Systemic juvenile idiopathic arthritis (SJIA)	US – May
Exelon Patch	Rivastigmine	Severe Alzheimer’s disease	US – June
Simbrinza Suspension	Brinzolamide/Brimonidine	Intraocular pressure due to primary open-angle glaucoma or ocular hypertension	US – April

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885	Gouty arthritis		Approved		- EMA approved in Feb. 2013 - Phase III program under revision based on FDA feedback
	SJIA	Approved	Q4 2012		- FDA approved in May 2013
Exelon	Severe Alzheimer’s disease	Approved	Q4 2012
Lucentis	Visual impairment due to diabetic macular edema		Approved	Q1 2012
	Visual impair-ment due to macular edema secondary to retinal vein occlusion		Approved	Q4 2012	- Japan filing achieved in Oct. 2012
	Myopic CNV		Approved	Q4 2012	- Japan filing achieved in Oct. 2012 - EU approval in Jul. 2013
NVA237	Chronic obstructive pulmonary disease (COPD)		Approved	Approved	- Phase III agreed with FDA; US trials initiated Q4 2012, filing expected in Q1 2014

QVA149	COPD		Q4 2012	Q4 2012
- Phase III agreed with FDA; US trials initiated Q4 2012; filing in the US expected end of 2014
- EU marketing authorization application filed in Oct. 2012
- Japan marketing authorization submission achieved Nov. 2012

RLX030	Acute heart failure	Q2 2013	Q4 2012
- EU submission Dec. 2012
- US submission May 2013 following FDA Breakthrough Therapy designation
- Novartis plans to initiate RELAX-AHF-2 in H2 2013, designed to replicate the mortality results from RELAX-AHF

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ACZ885	Secondary prevention of cardiovascular events	2016	III
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2013	III	- BOLERO-3 study met primary endpoint; data presented at ASCO 2013
	Hepatocellular cancer	2013	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III	- Phase III enrollment initiated
	Diffuse large B-cell lymphoma	2015	III
AFQ056	Fragile X syndrome	2014	III
	Parkinson’s disease, L-dopa induced dyskinesia	2015	II
AIN457	Psoriasis	2013	III	- Data from six Phase III studies and regulatory submissions expected in H2 2013
	Rheumatoid arthritis	2014	III	- Phase III in progress
	Psoriatic arthritis	2014	III	- Phase III in progress
	Ankylosing spondylitis	2014	III	- Phase III in progress
	Multiple sclerosis (MS)	≥ 2017	II
	Uveitis	≥ 2017	II	- Positive proof of concept study presented at ARVO in May 2013
Aliskiren	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
AUY922	Solid tumors	≥ 2017	II
BAF312	Secondary progressive MS	≥ 2017	III	- Phase III study in secondary progressive MS began Q4 2012
BCT197	COPD	≥ 2017	II
BEZ235	Solid tumors	≥ 2017	II
BGJ398	Solid tumors	≥ 2017	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2017	II
BKM120	Breast cancer	2015	III	- Phase III program in breast cancer began enrollment
	Solid tumors	≥ 2017	I
BYL719	Solid tumors	≥ 2017	I
BYM338	Sporadic inclusion body myositis	2016	II

CAD106	Alzheimer’s disease	≥ 2017	II
CTL019	Leukemia	2016	II
DEB025	Hepatitis C	≥ 2017	II	- Revision of partial clinical hold, Phase II - DDI study initiated
Gilenya	Chronic inflammatory demyelinating neuropathy	2016	III
Jakavi	Polycythemia vera	2014	III	- Phase III RESPONSE study fully enrolled
KAE609	Malaria	≥ 2017	II
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2013	III
LCI699	Cushing’s	2016	II
LCQ908	Familial chylomicronemia syndrome	2014	III	- Phase III study recruitment completed
LCZ696	Chronic heart failure (reduced ejection fraction- REF)	2014	III	- Phase III outcomes study (PARADIGM-HF) ongoing
	Chronic heart failure (preserved ejection fraction- PEF)	>2017	II	- Phase III outcomes study (PARAGON-HF) to start in Q4 2013
	Hypertension	2013	III	- Phase III ongoing, planned submission in Japan, Asia, and Latin American countries
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥ 2017	I
	Medulloblastoma	≥ 2017	III
LDK378	ALK-positive advanced non-small cell lung cancer	2014	II	- Data presented at ASCO - Phase II trials ongoing with Phase III trials expected in 2013 - First filing expected in early 2014
LFF571	Clostridium difficile infection	≥ 2017	II
LGX818	Solid tumors	≥ 2017	II
LIK066	Type II diabetes	≥ 2017	II
Lucentis	Choroidal neovascularization and macular edema	2016	II	- Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and myopic CNV
MEK162	Solid tumors	2015	II	- Pivotal Phase III study initiated
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2017	II
QGE031	Severe allergic diseases	≥ 2017	II	- Phase II activities ongoing in food allergy and asthma
QMF149	COPD	2016	II
	Asthma	2016	II
Signifor LAR1	Acromegaly	2013	III	- Phase III study in inadequately controlled acromegaly met primary endpoint
	Cushing’s	2015	III
Tasigna	CML treatment free	≥ 2017	II

TKI258	Solid tumors	2016	II	- Phase III trial did not meet primary endpoint of progression-free survival compared to sorafenib in patients with mRCC after failure with prior therapies
Xolair	Chronic spontaneous urticaria (CSU)	2013	III	- Phase III program completed - Submission for CSU indication planned in H2 2013
1 Long-acting release

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Advanced Advanced	- US filing planned for Aug. 2013
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Advanced Filed	- Filing expected Jul. 2013 - Filing occurred Q1 2013
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced	- US filing expected Aug. 2013
AcrySof Cachet angle-supported phakic lens	Refractive	US 2013 JP 2013	Advanced Advanced
Infiniti system upgrade	Cataract	JP 2012	Filed
Intrepid IOL	Cataract	US 2013 EU 2013 JP 2013	Advanced Advanced Advanced
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Approved Advanced Advanced
Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Advanced Advanced Advanced
LenSx Laser	Cataract	JP 2013	Filed	- Japan filing occurred Q1 2013
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Advanced Approved Advanced	- CE mark occurred Q2 2013
Allegretto EX-500 laser, new indication	Refractive	US 2013	Filed	- Indication for treating myopia filed in Q1
OPHTHALMIC PHARMACEUTICALS
Azorga	Glaucoma	JP 2012	Filed	Approval expected Sep. 2013
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Approved Filed	- US approval in Q2 2013 - EU filed in Jun. 2013; currently in check-in
Travatan, new formulation	Glaucoma	US 2013 EU 2012	Phase III Filed	- Filing planned for Q3 2013
Jetrea	Retina	EU 2011	Approved	- Ocriplasmin, approved in Mar. 2013; ex-US in-license from Thrombogenics
Nepafenac, new formulation	Anti-inflammatory	US 2011 EU 2012	Approved Approved	- Ilevro approved in Q4 2012 - Ilevro approved in Q2 2013
Pataday, new formulation	Allergy	US 2013	Phase III	- Filing planned for Q4 2013
AL-60371	Otic infections	US 2013	Phase III	- Filing planned for Q4 2013

VISION CARE
Dailies Total1 lens	Contact lens	EU 2011 JP 2012 US 2011	Approved Approved Approved	- Approved in Japan in Q4 2012
New toric lens design	Contact lens	US 2012 JP 2012	Approved Filed	- Dailies Aqua Comfort Plus US approval Feb. 2013
New lens solution	Lens solution	US 2014 EU 2014 JP 2015	Advanced Advanced Advanced

Selected Vaccines and Diagnostics pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero (EU)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Approved	- EMA approved Bexsero in Jan. 2013; additional countries expected in 2013
Menveo (US, infant)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants and toddlers, and young children	Complete	Registration	- Resubmission completed in Jan. 2013
Fluad (US)	Seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2013	III	- US Phase III study for older adults (65 years of age and older) and study in children completed - data analysis underway
Quadrivalent Influenza Vaccine (QIV)	Seasonal influenza	≥2013	II	- Phase III start planned for 2013
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2013	II	- Phase III under evaluation
Group B streptococcus	Prevention of group B streptococcus	≥2013	II
Staph. aureus	Prevention of Staphylococcus aureus	≥2013	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2013	I

CONDENSED FIRST HALF 2013 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Second quarter  (unaudited)

	Q2 2013 USD m	Restated[1] Q2 2012 USD m	Change USD m

Net sales	14 488	14 303	185

Other revenues	216	238	-22

Cost of goods sold	-4 780	-4 610	-170

Gross profit	9 924	9 931	-7

Marketing & Sales	-3 657	-3 613	-44

Research & Development	-2 439	-2 285	-154

General & Administration	-731	-737	6

Other income	264	265	-1

Other expense	-391	-453	62

Operating income	2 970	3 108	-138

Income from associated companies	174	176	-2

Interest expense	-175	-183	8

Other financial income and expense	5	34	-29

Income before taxes	2 974	3 135	-161

Taxes	-426	-460	34

Net income	2 548	2 675	-127

Attributable to:
Shareholders of Novartis AG	2 516	2 648	-132

Non-controlling interests	32	27	5

Average number of shares outstanding – Basic (million)	2 453	2 421	32

Basic earnings per share (USD)[2]	1.03	1.09	-0.06

Average number of shares outstanding – Diluted (million)	2 490	2 441	49

Diluted earnings per share (USD)[2]	1.01	1.09	-0.08

1 Q2 2012 Other expense has been restated by an additional USD 80 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

First half  (unaudited)

	H1 2013 USD m	Restated[1] H1 2012 USD m	Change USD m

Net sales	28 504	28 038	466

Other revenues	406	416	-10

Cost of goods sold	-9 386	-9 094	-292

Gross profit	19 524	19 360	164

Marketing & Sales	-7 114	-7 108	-6

Research & Development	-4 736	-4 520	-216

General & Administration	-1 492	-1 456	-36

Other income	633	616	17

Other expense	-949	-1 048	99

Operating income	5 866	5 844	22

Income from associated companies	285	304	-19

Interest expense	-350	-347	-3

Other financial income and expense	12	-7	19

Income before taxes	5 813	5 794	19

Taxes	-843	-850	7

Net income	4 970	4 944	26

Attributable to:
Shareholders of Novartis AG	4 914	4 895	19

Non-controlling interests	56	49	7

Average number of shares outstanding – Basic (million)	2 446	2 417	29

Basic earnings per share (USD)[2]	2.01	2.03	-0.02

Average number of shares outstanding – Diluted (million)	2 480	2 439	41

Diluted earnings per share (USD)[2]	1.98	2.01	-0.03

1 H1 2012 Other expense has been restated by an additional USD 159 million expense (USD 116 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Second quarter  (unaudited)

	Q2 2013 USD m	Restated[1] Q2 2012 USD m	Change USD m

Net income	2 548	2 675	-127

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	55	-2	57

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	2	-7	9

Translation effects	124	-1 171	1 295

Total of items to eventually recycle	181	-1 180	1 361
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	339	-312	651

Comprehensive income	3 068	1 183	1 885

Attributable to:
Shareholders of Novartis AG	3 040	1 160	1 880

Non-controlling interests	28	23	5

1 Q2 2012 net income has been restated by an additional USD 58 million expense and net actuarial losses decreased by USD 57 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

First half  (unaudited)

	H1 2013 USD m	Restated[1] H1 2012 USD m	Change USD m

Net income	4 970	4 944	26

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	107	33	74

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-26	-69	43

Translation effects	-551	-261	-290

Total of items to eventually recycle	-470	-297	-173
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	1 019	-648	1 667

Comprehensive income	5 519	3 999	1 520

Attributable to:
Shareholders of Novartis AG	5 467	3 952	1 515

Non-controlling interests	52	47	5

1 H1 2012 net income has been restated by an additional USD 116 million expense and net actuarial losses decreased by USD 114 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

Condensed consolidated balance sheets  (unaudited)

	June 30, 2013 USD m	Restated[1] Dec 31, 2012 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 832	16 939	-107

Goodwill	30 984	31 090	-106

Intangible assets other than goodwill	28 999	30 331	-1 332

Financial and other non-current assets	17 412	17 827	-415

Total non-current assets	94 227	96 187	-1 960

Current assets
Inventories	7 263	6 744	519

Trade receivables	10 792	10 051	741

Other current assets	3 540	3 090	450

Cash and cash equivalents, marketable securities, commodities and derivatives	5 250	8 119	-2 869

Total current assets	26 845	28 004	-1 159

Total assets	121 072	124 191	-3 119

Equity and liabilities
Equity attributable to Novartis AG shareholders	69 493	69 137	356

Non-controlling interests	135	126	9

Total equity	69 628	69 263	365

Non-current liabilities
Financial debts	11 615	13 781	-2 166

Other non-current liabilities	15 441	17 096	-1 655

Total non-current liabilities	27 056	30 877	-3 821

Current liabilities
Trade payables	5 042	5 593	-551

Financial debts and derivatives	7 256	5 945	1 311

Other current liabilities	12 090	12 513	-423

Total current liabilities	24 388	24 051	337

Total liabilities	51 444	54 928	-3 484

Total equity and liabilities	121 072	124 191	-3 119

[1] The December 31, 2012 balance sheet totals have been restated by a net USD 25 million reduction to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

Condensed consolidated changes in equity

Second quarter  (unaudited)

	Q2 2013 USD m	Q2 2012 USD m	Change USD m

Consolidated equity at April 1 (published)	67 148	63 201	3 947

Restatement due to IAS 19 (R) on Employee Benefits[1]		48	-48

Consolidated equity at April 1 (restated)	67 148	63 249	3 899

Comprehensive income	3 068	1 183	1 885

Purchase of treasury shares, net	-749	-265	-484

Dividends related to shareholders of Novartis AG	6	-3	9

Equity-based compensation	176	132	44

Impact of change of ownership of consolidated entities	-9		-9

Change in non-controlling interests	-12	-8	-4

Consolidated equity at June 30	69 628	64 288	5 340

[1] See explanation on pages 34 and 68.

First half  (unaudited)

	H1 2013 USD m	H1 2012 USD m	Change USD m

Consolidated equity at January 1 (published)	69 219	65 940	3 279

Restatement due to IAS 19 (R) on Employee Benefits[1]	44	49	-5

Consolidated equity at January 1 (restated)	69 263	65 989	3 274

Comprehensive income	5 519	3 999	1 520

Sale/purchase of treasury shares, net	459	-53	512

Dividends related to shareholders of Novartis AG	-6 100	-6 030	-70

Equity-based compensation	539	415	124

Impact of change of ownership of consolidated entities	-9		-9

Change in non-controlling interests	-43	-32	-11

Consolidated equity at June 30	69 628	64 288	5 340

[1] See explanation on pages 34 and 68.

Condensed consolidated cash flow statements

Second quarter  (unaudited)

	Q2 2013 USD m	Restated[1] Q2 2012 USD m	Change USD m

Net income	2 548	2 675	-127

Reversal of non-cash items
Taxes	426	460	-34

Depreciation, amortization and impairments	1 253	1 194	59

Change in provisions and other non-current liabilities	277	121	156

Net financial income	170	149	21

Other	-154	-20	-134

Net income adjusted for non-cash items	4 520	4 579	-59

Interest and other financial receipts	63	110	-47

Interest and other financial payments	-214	-232	18

Taxes paid	-665	-972	307

Cash flows before working capital changes	3 704	3 485	219

Payments out of provisions and other net cash movements in non-current liabilities	-255	-324	69

Change in net current assets and other operating cash flow items	-932	-176	-756

Cash flows from operating activities	2 517	2 985	-468

Purchase of property, plant & equipment	-674	-604	-70

Purchase of intangible, financial and other non-current assets	-193	-110	-83

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	135	40	95

Acquisitions of businesses (incl. payment of contingent considerations)	-32	-43	11

Change in marketable securities, commodities and investment in associated companies	124	-6	130

Cash flows used in investing activities	-640	-723	83

Change in current and non-current financial debts	-1 912	-1 479	-433

Dividends related to shareholders of Novartis AG	6	-20	26

Treasury share transactions	-748	-266	-482

Divestment and acquisition of non-controlling interests	4	-6	10

Other financing cash flows	131	99	32

Cash flows used in financing activities	-2 519	-1 672	-847

Translation effect on cash and cash equivalents	13	-33	46

Change in cash and cash equivalents	-629	557	-1 186

Cash and cash equivalents at April 1	4 706	4 041	665

Cash and cash equivalents at June 30	4 077	4 598	-521

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 34 and 68.

Condensed consolidated cash flow statements

First half  (unaudited)

	H1 2013 USD m	Restated[1] H1 2012 USD m	Change USD m

Net income	4 970	4 944	26

Reversal of non-cash items
Taxes	843	850	-7

Depreciation, amortization and impairments	2 447	2 338	109

Change in provisions and other non-current liabilities	380	562	-182

Net financial income	338	354	-16

Other	-145	-54	-91

Net income adjusted for non-cash items	8 833	8 994	-161

Interest and other financial receipts	521	557	-36

Interest and other financial payments	-381	-372	-9

Taxes paid	-1 162	-1 319	157

Cash flows before working capital changes	7 811	7 860	-49

Payments out of provisions and other net cash movements in non-current liabilities	-477	-538	61

Change in net current assets and other operating cash flow items	-2 989	-1 821	-1 168

Cash flows from operating activities	4 345	5 501	-1 156

Purchase of property, plant & equipment	-1 171	-1 016	-155

Purchase of intangible, financial and other non-current assets	-346	-322	-24

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	255	204	51

Acquisitions of businesses (incl. payment of contingent considerations)	-32	-43	11

Change in marketable securities, commodities and investment in associated companies	1 350	9	1 341

Cash flows from/used in investing activities	56	-1 168	1 224

Change in current and non-current financial debts	-213	2 704	-2 917

Dividends related to shareholders of Novartis AG	-6 100	-6 030	-70

Treasury share transactions	467	-55	522

Divestment and acquisition of non-controlling interests	4	-6	10

Other financing cash flows	-17	-27	10

Cash flows used in financing activities	-5 859	-3 414	-2 445

Translation effect on cash and cash equivalents	-17	-30	13

Change in cash and cash equivalents	-1 475	889	-2 364

Cash and cash equivalents at January 1	5 552	3 709	1 843

Cash and cash equivalents at June 30	4 077	4 598	-521

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 34 and 68.

Notes to the Condensed First Half Consolidated Financial Statements for the three- and six-month periods ended June 30, 2013

1. Basis of preparation

These Condensed First Half Consolidated Financial Statements for the three- and six-month periods ended June 30, 2013, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2012 Annual Report published on January 23, 2013.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2012 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2012 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

Impact of introducing revised accounting standard on Employee Benefits in 2013
 The Group introduced the revised IFRS accounting standard IAS 19 (R) “Employee Benefits”, on January 1, 2013. The principal impact of this is that the return on pension plan assets and the interest calculated on the defined benefit obligations now use the same interest rate reflecting the current market yield of high-quality corporate bonds. Previously the return on plan assets was calculated based on the higher long-term expected return on assets, so the adoption of the new accounting standard increases the annual cost of post-employment benefits included in Corporate Other Expense. It has also been required to restate for the amortization of previously unrecognized past service credits. As required by the new standard, the Group’s 2012 Consolidated Financial Statements have been retrospectively restated to reflect these changes. For the full year 2012, the impact of these restatements is an additional expense of USD 318 million before tax (USD 235 million after tax) and in the first half of 2012 an additional expense of USD 159 million before tax (USD 116 million after tax), offset by a corresponding adjustment of the actuarial losses recognized in comprehensive income.

Furthermore, IAS 19 (R) requires the immediate recognition of past service costs in the Consolidated Income Statement, which were previously only recognized upon vesting. Accordingly, Novartis has restated its December 31, 2012 Consolidated Balance Sheet so that past service credits of USD 69 million, net were recognized against other non-current liabilities. The related tax impact amounted to USD 25 million.

3. Significant transactions

There were no significant transactions in the first half of 2013. The only significant acquisition transaction during 2012 occurred on July 20, 2012 when the Sandoz Division completed the acquisition of 100% of Fougera Pharmaceuticals, Inc., a specialty dermatology generics company based in Melville, New York, for USD 1.5 billion in cash. The final purchase price allocation resulted in net identified assets of USD 0.6 billion (excluding acquired cash) and goodwill of USD 0.9 billion. Results of operations since the acquisition date were not material.

4. Summary of equity movements  (unaudited)

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2013	2012	Change	Restated[1] HY 2013 USD m	Restated[1] HY 2012 USD m	Change USD m

Balance at beginning of year	2 421	2 407	14	69 137	65 893	3 244

Shares acquired to be held in Group Treasury	-13	-5	-8	-956	-240	-716

Equity-based compensation	9	10	-1	539	415	124

Other treasury share movements	30	6	24	1 415	187	1 228

Dividends				-6 100	-6 030	-70

Net income of the period attributable to shareholders of Novartis AG				4 914	4 895	19

Other comprehensive income attributable to shareholders of Novartis AG				553	-943	1 496

Other changes in equity				-9		-9

Balance at June 30	2 447	2 418	29	69 493	64 177	5 316

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained in detail on pages 34 and 68. For 2013 only consolidated equity at January 1, 2013 has been restated.

5. Consolidated income statements – Segmentation – Second quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Restated[1] Q2 2012 USD m	Q2 2013 USD m	Restated[1] Q2 2012 USD m

Net sales to third parties	8 121	8 255	2 736	2 648	2 216	2 147	411	349	1 004	904			14 488	14 303

Sales to other segments	52	77	14	13	79	70	19	8	2	5	-166	-173

Net sales of segments	8 173	8 332	2 750	2 661	2 295	2 217	430	357	1 006	909	-166	-173	14 488	14 303

Other revenues	129	116	4	9	5		67	111	11	1		1	216	238

Cost of goods sold	-1 647	-1 689	-1 228	-1 148	-1 327	-1 259	-327	-310	-445	-408	194	204	-4 780	-4 610

Gross profit	6 655	6 759	1 526	1 522	973	958	170	158	572	502	28	32	9 924	9 931

Marketing & Sales	-2 134	-2 149	-626	-633	-406	-382	-88	-86	-404	-362	1	-1	-3 657	-3 613

Research & Development	-1 783	-1 650	-265	-248	-199	-196	-117	-118	-75	-73			-2 439	-2 285

General & Administration	-251	-264	-138	-138	-88	-80	-35	-37	-77	-65	-142	-153	-731	-737

Other income	204	180	4	3	20	9	16	2	13		7	71	264	265

Other expense	-134	-135	-104	-87	-41	-50	-29	-15		-2	-83	-164	-391	-453

Operating income	2 557	2 741	397	419	259	259	-83	-96	29	0	-189	-215	2 970	3 108

as % of net sales	31.5%	33.2%	14.5%	15.8%	11.7%	12.1%	-20.2%	-27.5%	2.9%	0.0%			20.5%	21.7%

Income from associated companies				16	1	2	3	3			170	155	174	176

Interest expense													-175	-183

Other financial income and expense													5	34

Income before taxes													2 974	3 135

Taxes													-426	-460

Net income													2 548	2 675

1 Q2 2012 Other expense has been restated by an additional USD 80 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

Consolidated income statements – Segmentation – First half  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	Restated[1] H1 2012 USD m	H1 2013 USD m	Restated[1] H1 2012 USD m

Net sales to third parties	15 998	16 094	5 302	5 189	4 475	4 271	738	648	1 991	1 836			28 504	28 038

Sales to other segments	115	149	28	28	147	141	29	19	5	10	-324	-347

Net sales of segments	16 113	16 243	5 330	5 217	4 622	4 412	767	667	1 996	1 846	-324	-347	28 504	28 038

Other revenues	242	227	11	20	8	1	128	170	18	2	-1	-4	406	416

Cost of goods sold	-3 238	-3 260	-2 397	-2 294	-2 588	-2 497	-648	-602	-871	-833	356	392	-9 386	-9 094

Gross profit	13 117	13 210	2 944	2 943	2 042	1 916	247	235	1 143	1 015	31	41	19 524	19 360

Marketing & Sales	-4 130	-4 210	-1 202	-1 247	-823	-761	-164	-168	-796	-726	1	4	-7 114	-7 108

Research & Development	-3 493	-3 261	-485	-496	-391	-384	-221	-239	-146	-140			-4 736	-4 520

General & Administration	-516	-528	-290	-268	-182	-166	-70	-72	-155	-132	-279	-290	-1 492	-1 456

Other income	326	344	9	6	27	31	26	3	53	12	192	220	633	616

Other expense	-208	-412	-167	-156	-163	-79	-58	-28	-59	-17	-294	-356	-949	-1 048

Operating income	5 096	5 143	809	782	510	557	-240	-269	40	12	-349	-381	5 866	5 844

as % of net sales	31.9%	32.0%	15.3%	15.1%	11.4%	13.0%	-32.5%	-41.5%	2.0%	0.7%			20.6%	20.8%

Income from associated companies		-1		16	1	3	3	3			281	283	285	304

Interest expense													-350	-347

Other financial income and expense													12	-7

Income before taxes													5 813	5 794

Taxes													-843	-850

Net income													4 970	4 944

1 H1 2012 Other expense has been restated by an additional USD 159 million expense (USD 116 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of June 30, 2013 and December 31, 2012. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2012 Annual Report, published on January 23, 2013.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	June 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	June 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	June 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	June 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m	June 30, 2013 (unaudited) USD m	Dec 31, 2012 (audited) USD m

Available-for-sale marketable securities
Debt securities	780	1 056	27	28					807	1 084

Equity securities	59	45			25	23			84	68

Fund investments					14	23			14	23

Total available-for-sale marketable securities	839	1 101	27	28	39	46			905	1 175

Time deposits with original maturity more than 90 days								1 240		1 240

Derivative financial instruments			159	140					159	140

Accrued interest on debt securities							8	12	8	12

Total marketable securities, time deposits and derivative financial instruments	839	1 101	186	168	39	46	8	1 252	1 072	2 567

Financial investments and long-term loans
Available-for-sale financial investments	399	302			373	359			772	661

Fund investments					13	13			13	13

Long-term loans and receivables, advances, security deposits							529	443	529	443

Total financial investments and long-term loans	399	302			386	372	529	443	1 314	1 117

Financial liabilities
Derivative financial instruments			-32	-162					-32	-162

Total financial liabilities at fair value			-32	-162					-32	-162

In the first six-months of 2013, there were no changes in the valuation techniques, no significant transfers from one level to the other, as well as no significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 13.6 billion at June 30, 2013 (USD 16.1 billion at December 31, 2012) compared to the balance sheet value of USD 12.7 billion (USD 14.8 billion at December 31, 2012). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.3 billion at June 30, 2013 (USD 1.1 billion at December 31, 2012).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Legal proceedings are inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of July 16, 2013 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the annual report.

Investigations
 In the first quarter of 2013, Novartis Vaccines and Diagnostics, Inc. (NVD) received a subpoena from the United States Attorney’s Office for the District of Massachusetts requesting the production of documents relating to alleged quality issues at NVD’s Emeryville and Novartis Pharmaceuticals Corporation’s (NPC’s) Vacaville facilities in California in relation to antigens. NVD is cooperating with the investigation, which is civil and criminal in nature.

In 2011, NPC received a subpoena from the United States Attorney’s Office (USAO) for the Southern District of New York (SDNY) requesting the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The investigation is civil and criminal in nature. On April 26, 2013, the United States government brought a civil complaint in intervention to an individual qui tam action against NPC in the United States District Court for the SDNY which is related to the above investigation, asserting claims under the federal False Claims Act and under common law claiming violations of the federal anti-kickback statute with respect to speaker programs allegedly serving as mechanisms to provide kickbacks to healthcare professionals, seeking treble damages and civil penalties. NPC contests both the government and individual claims, both as to alleged liability and amount of damages and penalties.

In 2012, NPC received a civil investigative demand (CID) from the USAO for the SDNY requesting information regarding its interactions with certain specialty pharmacies concerning certain NPC products. The investigation is civil in nature. On April 23, 2013, the United States government brought a civil complaint in intervention to a qui tam action against NPC in the United States District Court for the SDNY which is related to the above investigation, asserting claims under the federal False Claims Act and under common law claiming violations of the federal anti-kickback statute with respect to contractual discounts and rebates with pharmacies for Myfortic, seeking treble damages and civil penalties. NPC contests the government claims regarding Myfortic, both as to alleged liability and amount of damages and penalties. The USAO for the SDNY is continuing the civil investigation as to the marketing of products, including Gleevec, Gilenya, Exjade, Tasigna and Tobi, to specialty pharmacies. NPC is cooperating with that investigation.

In July 2013, NPC received a CID from the USAO for the SDNY requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. Novartis is cooperating with this civil investigation.

NPC is a defendant in a relator’s qui tam action in the United States District Court for the Eastern District of Pennsylvania asserting False Claims Act claims relating to certain alleged marketing practices involving Elidel. The government declined to intervene in the action. After having dismissed the original complaint, in Q2 2013 the court granted in part and denied in part NPC’s motion to dismiss the relator’s amended complaint, allowing the relator to file a second amended complaint to assert a claim under the False Claims Act solely as to certain allegations of off-label marketing, as well as under the laws of six states and with certain time limitations.

In 2010, the European Commission (EC) conducted dawn raids at the Dutch and German offices of Sandoz. On October 18, 2011, the EC initiated proceedings against Sandoz BV, Novartis AG, Janssen-Cilag BV and Johnson & Johnson to assess whether contractual arrangements among Janssen-Cilag BV, Hexal BV and Sandoz BV may have had the object or effect of hindering the entry of generic

Fentanyl patches in the Netherlands. On January 31, 2013, Sandoz BV and Novartis AG received a Statement of Objections from the EC. This document contains the EC’s preliminary view with respect to the issues in the case. Sandoz BV and Novartis AG filed a response to the Statement of Objections on April 22, 2013.

The Italian Competition Authority has opened an investigation to assess whether Novartis Farma S.p.A., Novartis AG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to prevent the commercialization of Avastin for ophthalmic use and preserve the market position of Lucentis in Italy.

Zometa/Aredia product liability litigations
 NPC is a defendant in more than 650 cases brought in U.S. courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. The majority of US cases are consolidated in two venues – a federal multidistrict proceeding for pretrial proceedings and a separate state court proceeding in New Jersey for pretrial proceedings and trial. Cases from the federal multidistrict proceeding are tried in plaintiff’s home jurisdictions after completion of pretrial proceedings. Federal cases filed since April 2011 are not transferred to the multidistrict proceeding and, as a result, pretrial proceedings in 44 cases are taking place in other federal courts. In all, approximately 85 cases have been dismissed on pre-trial summary judgment or other dismissal motion, of which seven remain on appeal.

Through the end of Q2 2013, judgment has been entered in favor of NPC in seven jury trials, five of which are now final, and plaintiffs have obtained five verdicts, in which juries awarded compensatory damages (averaging approximately USD 0.7 million in each case), no punitive damages in three cases, and punitive damages (as capped by state law) totaling approximately USD 3.15 million in the remaining two. Plaintiffs also obtained a verdict in the only trial of a case outside the consolidated proceedings, which was tried in Montana state court in 2009 and affirmed by the Montana Supreme Court on appeal in 2010. None of the verdicts in favor of plaintiffs from consolidated litigation is final given remaining post-trial and appeal options in each.

Further trials are scheduled for the remaining part of 2013 and into 2014. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive of results in other cases.

Tekturna/Rasilez/Valturna product liability litigations
 NPC and certain other Novartis affiliates are defendants in three individual lawsuits brought in New Jersey and one in Alberta, Canada, claiming that treatment with Tekturna, Rasilez and/or Valturna caused renal failure, kidney disease or stroke.

Gatekeeper litigation
 In an action in the United States District Court for the District of Massachusetts brought by Dana-Farber Cancer Institute, Inc. (Dana-Farber) against Gatekeeper Pharmaceuticals, Inc. (Gatekeeper) over the ownership of certain compounds, Gatekeeper asserted third party claims against Novartis Institutes for BioMedical Research, Inc. and other Novartis affiliates in which it is alleged that the Novartis entities tortiously interfered with Gatekeeper’s contractual relationship with Dana-Farber over those compounds. Gatekeeper submitted a damages experts' report in Q2 2013 claiming damages plus prejudgment interest of USD 339 million. Trial of the action is currently scheduled for September 2013. Novartis believes that the Gatekeeper claims are without merit.

Average Wholesale Price litigation
Claims have been brought by various U.S. state governmental entities against various pharmaceutical companies, including certain Sandoz entities, NPC and Alcon Laboratories, Inc., alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. Actions brought by the states of Alaska, Idaho, Illinois, Kansas, Kentucky, Louisiana, Mississippi, Utah and Wisconsin, remain pending against one or more Novartis companies. NPC is also a defendant in a purported class action brought by private payors in New Jersey. Several trials are scheduled for the remaining part of 2013 and into 2014.

Co-Pay Subsidy litigation
 Four actions have been brought in the United States District Court for the District of New Jersey against NPC by union health insurance plans on their own behalf and on behalf of a purported class of private health benefit providers claiming that manufacturer co-pay subsidy programs for Diovan and Diovan HCT are undisclosed fraudulent schemes designed to interfere with health plans’ relationships with plan members and members’ contract co-pay obligations by inducing plan members to choose the subsidized drugs rather than less expensive alternatives. Similar cases have been filed against other manufacturers. Three actions allege violations of the Racketeer Influenced and Corrupt Organizations Act (RICO) and antitrust laws (Robinson-Patman Act). The fourth action alleges tortious interference with the union fund health care contracts. In June 2013, the Court granted plaintiffs leave to file a consolidated amended complaint by August 16, 2013.

Arbitration
 Novartis Pharma K.K. is a respondent and counter-claimant in an arbitration proceeding commenced by Sanofi K.K. relating to the termination of a co-promotion agreement in Japan of Equa (Galvus), which is used to treat type 2 diabetes.

In addition to the matters described above, there have been other procedural developments in the other potentially significant legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which do not take into account changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Q2 2012 USD m	Q2 2013 USD m	Restated[1] Q2 2012 USD m	Q2 2013 USD m	Restated[1] Q2 2012 USD m

Operating income	2 557	2 741	397	419	259	259	-83	-96	29	0	-189	-215	2 970	3 108

Amortization of intangible assets	69	78	494	477	101	89	57	52	14	14	3	1	738	711

Impairments

Intangible assets	1	22	37		1			5	7				46	27

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1												1

Other property, plant & equipment	3	17	3		-1			3					5	20

Financial assets	2	1					6				29	15	37	16

Total impairment charges	7	40	40				6	8	7		29	15	89	63

Acquisition-related items

- Expense			82	68				2				2	82	72

Total acquisition-related items, net			82	68				2				2	82	72

Other exceptional items

Exceptional divestment gains	-146	-26											-146	-26

Restructuring items

- Income	-12	-17											-12	-17

- Expense	13	9	6	6		1			2	1			21	17

Legal-related items

- Expense

Additional exceptional income	-16	-79						-56					-16	-135

Additional exceptional expense			6	4						3	23	31	29	38

Total other exceptional items	-161	-113	12	10		1		-56	2	4	23	31	-124	-123

Total adjustments	-85	5	628	555	101	90	63	6	23	18	55	49	785	723

Core operating income	2 472	2 746	1 025	974	360	349	-20	-90	52	18	-134	-166	3 755	3 831

as % of net sales	30.4%	33.3%	37.5%	36.8%	16.2%	16.3%	-4.9%	-25.8%	5.2%	2.0%			25.9%	26.8%

Income from associated companies				16	1	2	3	3			170	155	174	176

Core adjustments to income from associated companies, net of tax				-16							47	44	47	28

Interest expense													-175	-183

Other financial income and expense													5	34

Taxes (adjusted for above items)													-579	-588

Core net income													3 227	3 298

Core net income attributable to shareholders													3 195	3 271

Core EPS (USD)													1.30	1.35

1 Q2 2012 Other expense has been restated by an additional USD 80 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	H1 2012 USD m	H1 2013 USD m	Restated[1] H1 2012 USD m	H1 2013 USD m	Restated[1] H1 2012 USD m

Operating income	5 096	5 143	809	782	510	557	-240	-269	40	12	-349	-381	5 866	5 844

Amortization of intangible assets	138	156	974	954	202	178	114	106	28	29	4	2	1 460	1 425

Impairments

Intangible assets	2	23	37	1	1			5	7				47	29

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1								33				34

Other property, plant & equipment	3	14	3		-2			3		1			4	18

Financial assets	2	1					8				33	16	43	17

Total impairment charges	8	38	40	1	-1		8	8	40	1	33	16	128	64

Acquisition-related items

- Expense			135	123				3				4	135	130

Total acquisition-related items, net			135	123				3				4	135	130

Other exceptional items

Exceptional divestment gains	-187	-26										-51	-187	-77

Restructuring items

- Income	-12	-60				-6							-12	-66

- Expense	24	188	11	9	1	2			20	1			56	200

Legal-related items

- Expense		19			79								79	19

Additional exceptional income	-22	-137	-12					-56			-75		-109	-193

Additional exceptional expense		14	12	7						16	41	55	53	92

Total other exceptional items	-197	-2	11	16	80	-4		-56	20	17	-34	4	-120	-25

Total adjustments	-51	192	1 160	1 094	281	174	122	61	88	47	3	26	1 603	1 594

Core operating income	5 045	5 335	1 969	1 876	791	731	-118	-208	128	59	-346	-355	7 469	7 438

as % of net sales	31.5%	33.1%	37.1%	36.2%	17.7%	17.1%	-16.0%	-32.1%	6.4%	3.2%			26.2%	26.5%

Income from associated companies		-1		16	1	3	3	3			281	283	285	304

Core adjustments to income from associated companies, net of tax				-16							167	91	167	75

Interest expense													-350	-347

Other financial income and expense[2]													56	-7

Taxes (adjusted for above items)													-1 152	-1 130

Core net income													6 475	6 333

Core net income attributable to shareholders													6 419	6 284

Core EPS (USD)													2.62	2.60

1 H1 2012 Other expense has been restated by an additional USD 159 million expense (USD 116 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

[2] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q2 2013 Core results	Restated[5] Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 924	714	8		11	10 657	10 583

Operating income	2 970	738	89	82	-124	3 755	3 831

Income before taxes	2 974	785	89	82	-124	3 806	3 886

Taxes[6]	-426					-579	-588

Net income	2 548					3 227	3 298

EPS (USD)[7]	1.03					1.30	1.35

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 780	714	8		11	-4 047	-3 902

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 439	21	38			-2 380	-2 237

General & Administration	-731				6	-725	-733

Other income	264		-1		-159	104	142

Other expense	-391	3	44	82	18	-244	-311

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	174	47				221	204

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income, and Other expense include principally net impairment charges of intangible assets and property, plant and equipment; mainly related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs.
[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT-related costs; Other income includes divestment gains; Other expense includes a restructuring provision charge, and charges for transforming IT and finance processes.

5 Q2 2012 Other expense has been restated by an additional USD 80 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 832 million to arrive at the core results before tax amounts to USD 153 million. This results in the average tax rate on the adjustments being 18.4%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	H1 2013 Core results	Restated[5] H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	19 524	1 414	8		26	20 972	20 728

Operating income	5 866	1 460	128	135	-120	7 469	7 438

Income before taxes	5 813	1 609	128	153	-76	7 627	7 463

Taxes[6]	-843					-1 152	-1 130

Net income	4 970					6 475	6 333

EPS (USD)[7]	2.01					2.62	2.60

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-9 386	1 414	8		26	-7 938	-7 670

The following are adjustments to arrive at Core Operating Income

Research & Development	-4 736	42	39		-12	-4 667	-4 450

General & Administration	-1 492				12	-1 480	-1 449

Other income	633		-2		-281	350	334

Other expense	-949	4	83	135	135	-592	-617

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	285	149		18		452	379

Other financial income and expense	12				44	56	-7

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income, and Other expense include principally net impairment charges of intangible assets and property, plant and equipment; mainly related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs. Income from associated companies includes restructuring charges related to Roche.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development also includes a net decrease of a contingent consideration liability related to a business combination; General & Administration includes exceptional IT-related costs; Other income includes divestment gains and a reversal of a Corporate provision; Other expense includes a restructuring provision charge, an increase in a provision for legal matters , and charges for transforming IT and finance processes; Other financial income and expense includes devaluation losses of USD 44 million related to Venezuela.

5 H1 2012 Other expense has been restated by an additional USD 159 million expense (USD 116 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1,814 million to arrive at the core results before tax amounts to USD 309 million. This results in the average tax rate on the adjustments being 17.0%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q2 2013 Core results	Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 655	57			-5	6 707	6 837

Operating income	2 557	69	7		-161	2 472	2 746

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 647	57			-5	-1 595	-1 611

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 783	12	1			-1 770	-1 616

Other income	204				-159	45	57

Other expense	-134		6		3	-125	-119

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other expense includes impairment charges related to property, plant and equipment and intangible assets.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites and a provision reduction of USD 16 million related to Tekturna; Other income includes divestment gains; Other expense includes a restructuring charge.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	H1 2013 Core results	H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	13 117	113			6	13 236	13 371

Operating income	5 096	138	8		-197	5 045	5 335

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 238	113			6	-3 119	-3 099

The following are adjustments to arrive at Core Operating Income

Research & Development	-3 493	25	2			-3 466	-3 213

Other income	326				-206	120	119

Other expense	-208		6		3	-199	-204

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other expense includes impairment charges related to property, plant and equipment and intangible assets.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites and a provision reduction of USD 16 million related to Tekturna; Other income includes divestment gains and a provision reduction mainly related to Tekturna; Other expense includes a restructuring charge.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q2 2013 Core results	Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 526	491			4	2 021	1 999

Operating income	397	494	40	82	12	1 025	974

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 228	491			4	-733	-671

The following are adjustments to arrive at Core Operating Income

Research & Development	-265	3	37			-225	-245

General & Administration	-138				6	-132	-134

Other expense	-104		3	82	2	-17	-16

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects Alcon integration costs and charges related to restructuring of US research facilities.
[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	H1 2013 Core results	H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 944	969			7	3 920	3 900

Operating income	809	974	40	135	11	1 969	1 876

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 397	969			7	-1 421	-1 337

The following are adjustments to arrive at Core Operating Income

Research & Development	-485	5	37		-12	-455	-492

General & Administration	-290				12	-278	-261

Other expense	-167		3	135	4	-25	-30

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects Alcon integration costs and charges related to restructuring of US research facilities.
[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes a decrease of a contingent consideration liability related to a business combination; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	Q2 2013 Core results	Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	973	101	1			1 075	1 046

Operating income	259	101				360	349

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 327	101	1			-1 225	-1 171

The following are adjustments to arrive at Core Operating Income

Other income	20		-1			19	9

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets ; Other Income includes a reversal of impairment charges related to property, plant and equipment.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	H1 2013 Core results	H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 042	202	1		1	2 246	2 092

Operating income	510	202	-1		80	791	731

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 588	202	1		1	-2 384	-2 321

The following are adjustments to arrive at Core Operating Income

Other income	27		-2			25	25

Other expense	-163				79	-84	-79

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes a reversal of impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense includes an increase in provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	Q2 2013 Core results	Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	170	51				221	152

Operating loss	-83	57	6			-20	-90

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-327	51				-276	-260

The following are adjustments to arrive at Core Operating Income

Research & Development	-117	6				-111	-109

Other expense	-29		6			-23	-12

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairments of financial assets.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	H1 2013 Core results	H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	247	102				349	279

Operating loss	-240	114	8			-118	-208

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-648	102				-546	-502

The following are adjustments to arrive at Core Operating loss

Research & Development	-221	12				-209	-225

Other expense	-58		8			-50	-25

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairments of financial assets.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q2 2013 Core results	Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	572	14	7		12	605	517

Operating income	29	14	7		2	52	18

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-445	14	7		12	-412	-393

The following are adjustments to arrive at Core Operating Income

Other expense					-10	-10	1

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	H1 2013 Core results	H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 143	28	7		12	1 190	1 045

Operating income	40	28	40		20	128	59

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-871	28	7		12	-824	-803

The following are adjustments to arrive at Core Operating Income

Other expense	-59		33		8	-18	0

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairments of property, plant and equipment related to the Group-wide rationalization of manufacturing sites.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Second quarter  (unaudited)

	Q2 2013 IFRS results	Amortization of intangible assets	Impairments[1]	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q2 2013 Core results	Restated[4] Q2 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	28					28	32

Operating income	-189	3	29		23	-134	-166

The following are adjustments to arrive at Core Operating Income

Other expense	-83	3	29		23	-28	-115

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes an impairment related to a financial asset.
[3] Other exceptional items: Other expense includes charges for transforming IT and finance processes.
4 Q2 2012 Other expense has been restated by an additional USD 80 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First half  (unaudited)

	H1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	H1 2013 Core results	Restated[4] H1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	31					31	41

Operating income	-349	4	33		-34	-346	-355

The following are adjustments to arrive at Core Operating Income

Other income	192				-75	117	169

Other expense	-294	4	33		41	-216	-279

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments related to the Novartis Venture Funds and another financial asset.
[3] Other exceptional items: Other income includes a reversal of a provision; Other expense includes charges for transforming IT and finance processes.
4 H1 2012 Other expense has been restated by an additional USD 159 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 34 and 68).

Condensed consolidated changes in net debt  (unaudited)

Second quarter

	Q2 2013 USD m	Q2 2012 USD m

Change in cash and cash equivalents	-629	557

Change in marketable securities, commodities, financial debt and financial derivatives	1 917	2 123

Change in net debt	1 288	2 680

Net debt at April 1	-14 909	-19 206

Net debt at June 30	-13 621	-16 526

First half

	H1 2013 USD m	H1 2012 USD m

Change in cash and cash equivalents	-1 475	889

Change in marketable securities, commodities, financial debt and financial derivatives	-539	-2 261

Change in net debt	-2 014	-1 372

Net debt at January 1	-11 607	-15 154

Net debt at June 30	-13 621	-16 526

Components of net debt

	June 30, 2013 USD m	June 30, 2012 USD m

Current financial debts and derivative financial instruments	-7 256	-8 878

Non-current financial debts	-11 615	-13 754

Less liquidity:

Cash and cash equivalents	4 077	4 598

Marketable securities, commodities and derivative financial instruments	1 173	1 508

Net debt at June 30	-13 621	-16 526

Share information  (unaudited)

	June 30, 2013	June 30, 2012

Number of shares outstanding	2 447 415 490	2 417 862 200

Registered share price (CHF)	67.10	52.90

ADS price (USD)	70.71	55.90

Market capitalization (USD billion)	173.4	133.9

Market capitalization (CHF billion)	164.2	127.9

Free cash flow  (unaudited)

Second quarter

	Q2 2013 USD m	Restated[1] Q2 2012 USD m	Change USD m

Operating income	2 970	3 108	-138

Reversal of non-cash items
Depreciation, amortization and impairments	1 253	1 194	59

Change in provisions and other non-current liabilities	277	121	156

Other	20	156	-136

Operating income adjusted for non-cash items	4 520	4 579	-59

Interest and other financial receipts	63	110	-47

Interest and other financial payments	-214	-232	18

Taxes paid	-665	-972	307

Payments out of provisions and other net cash movements in non-current liabilities	-255	-324	69

Change in inventory and accounts receivable less accounts payable	-591	-83	-508

Change in other net current assets and other operating cash flow items	-341	-93	-248

Cash flows from operating activities	2 517	2 985	-468

Purchase of property, plant & equipment	-674	-604	-70

Purchase of intangible, financial and other non-current assets	-193	-110	-83

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	135	40	95

Free cash flow	1 785	2 311	-526

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 34 and 68.

First half

	H1 2013 USD m	Restated[1] H1 2012 USD m	Change USD m

Operating income	5 866	5 844	22

Reversal of non-cash items
Depreciation, amortization and impairments	2 447	2 338	109

Change in provisions and other non-current liabilities	380	562	-182

Other	140	250	-110

Operating income adjusted for non-cash items	8 833	8 994	-161

Interest and other financial receipts	521	557	-36

Interest and other financial payments	-381	-372	-9

Taxes paid	-1 162	-1 319	157

Payments out of provisions and other net cash movements in non-current liabilities	-477	-538	61

Change in inventory and accounts receivable less accounts payable	-2 413	-1 236	-1 177

Change in other net current assets and other operating cash flow items	-576	-585	9

Cash flows from operating activities	4 345	5 501	-1 156

Purchase of property, plant & equipment	-1 171	-1 016	-155

Purchase of intangible, financial and other non-current assets	-346	-322	-24

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	255	204	51

Free cash flow	3 083	4 367	-1 284

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 34 and 68.

Supplementary tables: Second quarter 2013  – Net sales of top 20 pharmaceutical products  (unaudited)

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	507	17	683	-8	1 190	0	1

Diovan/Co–Diovan	Primary care	Hypertension	452	-31	476	-12	928	-27	-22

Lucentis	Ophthalmics	Age-related macular degeneration			576	-3	576	-5	-3

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	255	41	213	109	468	65	66

Sandostatin	Oncology	Acromegaly	176	14	228	10	404	9	12

Exforge	Primary care	Hypertension	93	-7	284	18	377	7	11

Afinitor/Votubia	Oncology	Breast cancer	160	86	148	69	308	76	77

Tasigna	Oncology	Chronic myeloid leukemia	106	26	209	45	315	33	38

Galvus	Primary care	Diabetes			289	37	289	29	37

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	121	17	142	-6	263	2	3

Exjade	Oncology	Iron chelator	67	12	167	8	234	7	9

Zometa	Oncology	Cancer complications	25	-83	135	-25	160	-52	-50

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	15	-6	179	-2	194	-7	-2

Voltaren (excl. OTC)	Additional products	Inflammation/pain			177	-1	177	-7	0

Myfortic	Integrated Hospital Care	Transplantation	63	5	107	52	170	27	31

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	106	-2	40	2	146	-1	-1

Xolair	Primary Care	Asthma			148	20	148	17	20

Reclast/Aclasta	Established medicines	Osteoporosis	27	-73	65	7	92	-43	-43

Comtan/Stalevo	Neuroscience	Parkinson’s disease	4	-90	93	1	97	-29	-26

Femara	Oncology	Breast cancer	4	-20	93	-10	97	-16	-10

Top 20 products total			2 181	-6	4 452	5	6 633	-2	1

Rest of portfolio			443	3	1 045	-1	1 488	-2	1

Total Division sales			2 624	-5	5 497	4	8 121	-2	1

Supplementary tables: First half 2013  – Net sales of top 20 pharmaceutical products  (unaudited)

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	911	12	1 422	-4	2 333	0	2

Diovan/Co–Diovan	Primary care	Hypertension	882	-30	964	-12	1 846	-25	-21

Lucentis	Ophthalmics	Age-related macular degeneration			1 172	1	1 172	0	1

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	498	43	391	116	889	68	68

Sandostatin	Oncology	Acromegaly	340	7	432	6	772	4	6

Exforge	Primary care	Hypertension	179	1	546	20	725	11	15

Afinitor/Votubia	Oncology	Breast cancer	328	117	283	74	611	92	94

Tasigna	Oncology	Chronic myeloid leukemia	202	26	397	45	599	34	38

Galvus	Primary care	Diabetes			556	38	556	31	38

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	233	10	296	-4	529	0	1

Exjade	Oncology	Iron chelator	126	2	311	3	437	0	2

Zometa	Oncology	Cancer complications	101	-65	301	-17	402	-39	-38

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	29	-15	347	-2	376	-8	-3

Voltaren (excl. OTC)	Additional products	Inflammation/pain	1	0	331	-7	332	-13	-7

Myfortic	Integrated Hospital Care	Transplantation	125	9	194	35	319	19	23

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	217	6	75	2	292	5	5

Xolair	Primary Care	Asthma			289	24	289	21	24

Reclast/Aclasta	Established medicines	Osteoporosis	81	-55	123	4	204	-32	-32

Comtan/Stalevo	Neuroscience	Parkinson’s disease	14	-86	183	1	197	-33	-30

Femara	Oncology	Breast cancer	9	29	185	-9	194	-13	-8

Top 20 products total			4 276	-5	8 798	6	13 074	0	3

Rest of portfolio			851	-3	2 073	0	2 924	-3	-1

Total Division sales			5 127	-5	10 871	5	15 998	-1	2

Pharmaceuticals net sales by business franchise – Second quarter  (unaudited)

	Q2 2013 USD m	Q2 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	928	1 266	-27	-22

Exforge	377	352	7	11

Subtotal Valsartan Group	1 305	1 618	-19	-15

Tekturna/Rasilez	86	98	-12	-10

Subtotal Hypertension	1 391	1 716	-19	-15

Galvus	289	224	29	37

Xolair	148	127	17	20

Arcapta Neohaler/Onbrez Breezhaler	47	33	42	44

Seebri Breezhaler	12	0	nm	nm

Total strategic franchise products	1 887	2 100	-10	-6

Established medicines	321	411	-22	-17

Total Primary Care products	2 208	2 511	-12	-7

Oncology
Gleevec/Glivec	1 190	1 194	0	1

Tasigna	315	237	33	38

Subtotal Bcr-Abl franchise	1 505	1 431	5	7

Sandostatin	404	370	9	12

Afinitor/Votubia	308	175	76	77

Exjade	234	219	7	9

Zometa	160	336	-52	-50

Femara	97	115	-16	-10

Jakavi	33	2	nm	nm

Other	77	82	-6	-6

Total Oncology products	2 818	2 730	3	5

Specialty - Neuroscience
Gilenya	468	283	65	66

Exelon/Exelon Patch	263	258	2	3

Comtan/Stalevo	97	137	-29	-26

Extavia	42	38	11	6

Other (including Fanapt)	17	19	-11	-4

Total strategic franchise products	887	735	21	22

Established medicines	108	126	-14	-11

Total Neuroscience products	995	861	16	17

Specialty - Ophthalmics
Lucentis	576	604	-5	-3

Other	16	26	-38	-33

Total Opthalmics products	592	630	-6	-5

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	194	209	-7	-2

Myfortic	170	134	27	31

Zortress/Certican	62	52	19	22

Ilaris	27	20	35	44

Other	107	99	8	9

Total strategic franchise products	560	514	9	13

Everolimus stent drug	81	81	0	0

Established medicines	226	294	-23	-23

Total IHC products	867	889	-2	0

Specialty - Critical Care
TOBI	107	76	41	39

Total Critical Care products	107	76	41	39

Additional products
Voltaren (excl. OTC)	177	191	-7	0

Ritalin/Focalin	146	148	-1	-1

Tegretol	86	89	-3	1

Trileptal	66	66	0	0

Foradil	46	64	-28	-27

Other	13	0	nm	nm

Total additional products	534	558	-4	0

Total strategic franchise products	6 851	6 785	1	4

Total established medicines and additional products	1 270	1 470	-14	-11

Total Division net sales	8 121	8 255	-2	1

* includes Transplantation
nm = not meaningful

Pharmaceuticals net sales by business franchise – First half  (unaudited)

	H1 2013 USD m	H1 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	1 846	2 456	-25	-21

Exforge	725	655	11	15

Subtotal Valsartan Group	2 571	3 111	-17	-13

Tekturna/Rasilez	154	227	-32	-31

Subtotal Hypertension	2 725	3 338	-18	-15

Galvus	556	425	31	38

Xolair	289	239	21	24

Arcapta Neohaler/Onbrez Breezhaler	90	62	45	46

Seebri Breezhaler	18	0	nm	nm

Total strategic franchise products	3 678	4 064	-9	-5

Established medicines	663	784	-15	-11

Total Primary Care products	4 341	4 848	-10	-6

Oncology
Gleevec/Glivec	2 333	2 324	0	2

Tasigna	599	446	34	38

Subtotal Bcr-Abl franchise	2 932	2 770	6	7

Sandostatin	772	740	4	6

Afinitor/Votubia	611	318	92	94

Exjade	437	435	0	2

Zometa	402	663	-39	-38

Femara	194	222	-13	-8

Jakavi	68	4	nm	nm

Other	155	161	-4	-4

Total Oncology products	5 571	5 313	5	7

Specialty - Neuroscience
Gilenya	889	530	68	68

Exelon/Exelon Patch	529	529	0	1

Comtan/Stalevo	197	292	-33	-30

Extavia	83	75	11	9

Other (including Fanapt)	36	35	3	4

Total strategic franchise products	1 734	1 461	19	20

Established medicines	220	247	-11	-7

Total Neuroscience products	1 954	1 708	14	16

Specialty - Ophthalmics
Lucentis	1 172	1 171	0	1

Other	33	48	-31	-27

Total Opthalmics products	1 205	1 219	-1	0

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	376	407	-8	-3

Myfortic	319	267	19	23

Zortress/Certican	120	98	22	25

Ilaris	51	35	46	48

Other	209	197	6	7

Total strategic franchise products	1 075	1 004	7	10

Everolimus stent drug	161	167	-4	-3

Established medicines	466	579	-20	-19

Total IHC products	1 702	1 750	-3	-1

Specialty - Critical Care
TOBI	190	152	25	25

Total Critical Care products	190	152	25	25

Additional products
Voltaren (excl. OTC)	332	380	-13	-7

Ritalin/Focalin	292	279	5	5

Tegretol	169	174	-3	0

Trileptal	125	141	-11	-10

Foradil	102	129	-21	-19

Other	15	1	nm	nm

Total additional products	1 035	1 104	-6	-3

Total strategic franchise products	13 453	13 213	2	4

Total established medicines and additional products	2 545	2 881	-12	-9

Total Division net sales	15 998	16 094	-1	2

* includes Transplantation
nm = not meaningful

Net sales by region1 – Second quarter  (unaudited)

	Q2 2013	Q2 2012	% change		Q2 2013	Q2 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 709	2 585	5	4	33	31

US	2 624	2 764	-5	-5	32	34

Asia/Africa/Australasia	2 015	2 131	-5	4	25	26

Canada and Latin America	773	775	0	8	10	9

Total	8 121	8 255	-2	1	100	100

Of which in Established Markets	6 169	6 398	-4	-1	76	78

Of which in Emerging Growth Markets	1 952	1 857	5	8	24	22

Alcon

Europe	724	701	3	2	26	26

US	1 114	1 076	4	4	41	41

Asia/Africa/Australasia	605	579	4	13	22	22

Canada and Latin America	293	292	0	5	11	11

Total	2 736	2 648	3	6	100	100

Of which in Established Markets	2 054	2 017	2	4	75	76

Of which in Emerging Growth Markets	682	631	8	10	25	24

Sandoz

Europe	1 110	1 047	6	5	50	49

US	670	676	-1	-1	30	31

Asia/Africa/Australasia	277	271	2	6	13	13

Canada and Latin America	159	153	4	9	7	7

Total	2 216	2 147	3	3	100	100

Of which in Established Markets	1 608	1 592	1	1	73	74

Of which in Emerging Growth Markets	608	555	10	11	27	26

Vaccines and Diagnostics

Europe	152	124	23	21	37	36

US	143	157	-9	-8	35	45

Asia/Africa/Australasia	73	43	70	65	18	12

Canada and Latin America	43	25	72	77	10	7

Total	411	349	18	18	100	100

Of which in Established Markets	300	283	6	6	73	81

Of which in Emerging Growth Markets	111	66	68	67	27	19

Consumer Health

Europe	478	449	6	6	48	50

US	219	167	31	30	22	18

Asia/Africa/Australasia	207	189	10	15	21	21

Canada and Latin America	100	99	1	5	9	11

Total	1 004	904	11	12	100	100

Of which in Established Markets	654	596	10	10	65	66

Of which in Emerging Growth Markets	350	308	14	16	35	34

Group Total

Europe	5 173	4 906	5	4	36	34

US	4 770	4 840	-1	-1	33	34

Asia/Africa/Australasia	3 177	3 213	-1	7	22	22

Canada and Latin America	1 368	1 344	2	8	9	10

Total	14 488	14 303	1	3	100	100

Of which in Established Markets	10 785	10 886	-1	1	74	76

Of which in Emerging Growth Markets	3 703	3 417	8	11	26	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Net sales by region1 – First half  (unaudited)

	H1 2013	H1 2012	% change		H1 2013	H1 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	5 462	5 106	7	6	34	32

US	5 127	5 369	-5	-5	32	33

Asia/Africa/Australasia	3 941	4 085	-4	5	25	25

Canada and Latin America	1 468	1 534	-4	3	9	10

Total	15 998	16 094	-1	2	100	100

Of which in Established Markets	12 203	12 493	-2	0	76	78

Of which in Emerging Growth Markets	3 795	3 601	5	9	24	22

Alcon

Europe	1 416	1 392	2	1	27	27

US	2 114	2 053	3	3	40	40

Asia/Africa/Australasia	1 222	1 196	2	10	23	23

Canada and Latin America	550	548	0	5	10	10

Total	5 302	5 189	2	4	100	100

Of which in Established Markets	4 013	3 984	1	3	76	77

Of which in Emerging Growth Markets	1 289	1 205	7	9	24	23

Sandoz

Europe	2 262	2 097	8	7	51	49

US	1 366	1 348	1	1	31	32

Asia/Africa/Australasia	543	512	6	10	12	12

Canada and Latin America	304	314	-3	1	6	7

Total	4 475	4 271	5	5	100	100

Of which in Established Markets	3 221	3 146	2	2	72	74

Of which in Emerging Growth Markets	1 254	1 125	11	13	28	26

Vaccines and Diagnostics

Europe	268	220	22	21	36	34

US	263	253	4	4	36	39

Asia/Africa/Australasia	135	96	41	41	18	15

Canada and Latin America	72	79	-9	-5	10	12

Total	738	648	14	14	100	100

Of which in Established Markets	540	480	13	12	73	74

Of which in Emerging Growth Markets	198	168	18	19	27	26

Consumer Health

Europe	986	931	6	5	50	51

US	415	328	27	26	21	18

Asia/Africa/Australasia	390	369	6	10	20	20

Canada and Latin America	200	208	-4	1	9	11

Total	1 991	1 836	8	10	100	100

Of which in Established Markets	1 301	1 212	7	8	65	66

Of which in Emerging Growth Markets	690	624	11	13	35	34

Group Total

Europe	10 394	9 746	7	6	36	35

US	9 285	9 351	-1	-1	33	33

Asia/Africa/Australasia	6 231	6 258	0	7	22	22

Canada and Latin America	2 594	2 683	-3	3	9	10

Total	28 504	28 038	2	4	100	100

Of which in Established Markets	21 278	21 315	0	2	75	76

Of which in Emerging Growth Markets	7 226	6 723	7	10	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Principal currency translation rates

Second quarter

	Average rates Q2 2013 USD	Average rates Q2 2012 USD	Period-end rates June 30, 2013 USD	Period-end rates June 30, 2012 USD

1 CHF	1.061	1.068	1.056	1.047

1 EUR	1.307	1.283	1.305	1.258

1 GBP	1.536	1.583	1.525	1.564

100 JPY	1.013	1.249	1.012	1.257

First half

	Average rates H1 2013 USD	Average rates H1 2012 USD	Period-end rates June 30, 2013 USD	Period-end rates June 30, 2012 USD

1 CHF	1.068	1.077	1.056	1.047

1 EUR	1.313	1.297	1.305	1.258

1 GBP	1.544	1.577	1.525	1.564

100 JPY	1.049	1.256	1.012	1.257

Income from associated companies

	Q2 2013 USD m	Q2 2012 USD m	H1 2013 USD m	H1 2012 USD m

Share of estimated Roche reported net income[1]	205	189	356	362

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-38	-38	-76	-77

Net income effect from Roche	167	151	280	285

Net income from other associated companies	7	25	5	19

Income from associated companies	174	176	285	304

1 H1 2013 includes an additional expense in the first quarter of 2013 of USD 59 million resulting from adjusting the estimated Novartis share of Roche's 2012 net income to the actual amount (H1 2012: Additional expense of USD 18 million relating to 2011).

Restatement as a result of adopting IAS 19 (R)

Page 34 explains the changes introduced by the revised accounting standard IAS 19 (R) on Employee Benefits.

The following tables show the line items impacted by the introduction of IAS 19 (R):

Restated consolidated income statements

Second quarter  (unaudited)

	Published Q2 2012 USD m	Adjustment	Restated Q2 2012 USD m

Other expense	-373	-80	-453

Operating income	3 188	-80	3 108

Income before taxes	3 215	-80	3 135

Taxes	-482	22	-460

Net income	2 733	-58	2 675

Attributable to:
Shareholders of Novartis AG	2 706	-58	2 648

Non-controlling interests	27		27

Average number of shares outstanding – Basic (million)	2 421		2 421

Basic earnings per share (USD)[1]	1.12	-0.03	1.09

Average number of shares outstanding – Diluted (million)	2 441		2 441

Diluted earnings per share (USD)[1]	1.11	-0.02	1.09

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

First half  (unaudited)

	Published H1 2012 USD m	Adjustment	Restated H1 2012 USD m

Other expense	-889	-159	-1 048

Operating income	6 003	-159	5 844

Income before taxes	5 953	-159	5 794

Taxes	-893	43	-850

Net income	5 060	-116	4 944

Attributable to:
Shareholders of Novartis AG	5 011	-116	4 895

Non-controlling interests	49		49

Average number of shares outstanding – Basic (million)	2 417		2 417

Basic earnings per share (USD)[1]	2.07	-0.04	2.03

Average number of shares outstanding – Diluted (million)	2 439		2 439

Diluted earnings per share (USD)[1]	2.05	-0.04	2.01

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Restated condensed consolidated balance sheets

	Published Dec 31, 2012 (audited) USD m	Adjustment	Restated Dec 31, 2012 (unaudited) USD m

Assets
Non-current assets
Financial and other non-current assets	17 852	-25	17 827

Total non-current assets	96 212	-25	96 187

Total assets	124 216	-25	124 191

Equity and liabilities
Equity attributable to Novartis AG shareholders	69 093	44	69 137

Total equity	69 219	44	69 263

Non-current liabilities
Other non-current liabilities	17 165	-69	17 096

Total non-current liabilities	30 946	-69	30 877

Total liabilities	54 997	-69	54 928

Total equity and liabilities	124 216	-25	124 191

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “guidance,” “prospects,” “Breakthrough Therapy,” “outlook,” “strategy,” “pipeline”, “potential”, “expected”  promise,” “momentum”, “ongoing”, “expectation” “likely”, “would,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year and in coming years; unexpected product manufacturing and quality issues, including the resolution of the Warning Letters issued to us with respect to certain Sandoz manufacturing facilities, and the ongoing efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 131,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 22, 2013                                          Third quarter results 2013
November 22, 2013                                      Novartis Investor Day in London
January 29, 2014                                          Fourth quarter and full year results 2013
February 25, 2014                                        Annual General Meeting